UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COMSYS IT PARTNERS, INC.
(Name of Subject Company)
COMSYS IT PARTNERS, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

20581E104
(CUSIP Number of Class of Securities)

Ken R. Bramlett, Jr.
Senior Vice President, General Counsel and Corporate Secretary
COMSYS IT Partners, Inc.
4400 Post Oak Parkway, Suite 1800
Houston, TX 77027
(713) 386-1400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

J. Norfleet Pruden, III
K&L Gates LLP
214 North Tryon Street, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is COMSYS IT Partners, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027, and its telephone number is (713) 386-1400.

(b)	Class of Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the common stock, par value $0.01 per share, of the Company (“Company Common Stock”). As of the close of business on March 1, 2010, there were 21,293,875 shares of Company Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person’s name, address and telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company’s website is www.comsys.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

(b)	Tender Offer.

This Schedule 14D-9 relates to an exchange offer (the “Offer”) by Manpower Inc., a Wisconsin corporation (“Manpower”), through its wholly owned subsidiary, Taurus Merger Sub, Inc., a Delaware corporation (“Merger Sub”), that is disclosed in the Tender Offer Statement on Schedule TO of Manpower and Merger Sub (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2010, to acquire each issued and outstanding share of Company Common Stock. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 1, 2010, by and among Manpower, Merger Sub and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, that following the acquisition of Company Common Stock pursuant to the Offer, if the conditions thereto are satisfied and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Merger Sub will merge with and into the Company, with the Company continuing in existence as the surviving corporation (the “Merger”).

The terms and conditions upon which the Offer is made are set forth in Manpower’s preliminary prospectus, dated March 4, 2010 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by Manpower with the SEC on March 4, 2010 (the “Registration Statement”), and in the related letter of election and transmittal (the “Letter of Transmittal”). Copies of the Prospectus and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The aggregate amount of cash and of Manpower Common Stock, $0.01 par value per share (“Manpower Common Stock”), available to be paid and issued in the Offer and in the Merger will be determined on a 50/50 basis, such that if the holders of more than 50% of the shares of Company Common Stock tendered in the Offer, or more than 50% of the shares of Company Common Stock converted in the Merger, elect more than the cash or Manpower Common Stock available in either case, stockholders of the Company will receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elect to receive is oversubscribed. For example, if the holders of more than 50% of Company Common Stock who tendered in the Offer make cash elections then such holders in the aggregate will receive all of the cash available for payment in the Offer (50% of the total consideration payable to all stockholders who tender in the Offer) but also will receive some Manpower Common Stock on a pro rata basis, since there would have been an oversubscription for cash. Notwithstanding the foregoing, Manpower has the right to elect, at any time not less than two business days prior to the expiration of the Offer, to pay $17.65 in cash for each share of Company Common Stock tendered in the Offer and converted in the Merger.

With respect to the number of shares of Manpower Common Stock, if any, to be received by stockholders of the Company in exchange for such stockholders’ shares of Company Common Stock, the exchange rate will be determined in advance of the expiration of the Offer based on the final expiration of the Offer. Manpower will announce the exchange rate by issuing a press release no later than 9:00 a.m., New York City time, on the trading day prior to the expected final expiration date. For example, Manpower will announce an exchange rate by issuing a press release no later than 9:00 a.m., New York City time, on April 1, 2010 that will apply if the Offer expires at 12:00 midnight, New York City time, on the evening of April 2, 2010, the initial expiration date of the Offer. If the Offer is extended, Manpower will recalculate the exchange rate based on the later expected final expiration date and announce the exchange rate in a similar manner.

The Merger Agreement includes customary representations, warranties and covenants of the Company, Manpower and Merger Sub. In addition to certain other covenants, the Company has agreed that neither it nor its representatives will (i) encourage, solicit, initiate or facilitate any inquiries or proposals with respect to an acquisition proposal from a third party; (ii) enter into any agreement with respect to an acquisition proposal or any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement; (iii) grant any waiver or release under any standstill agreement relating to Company Common Stock; or (iv) enter into or participate in any discussions or negotiations with a third party in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, an acquisition proposal, in each case subject to certain exceptions set forth in the Merger Agreement.

The Offer is subject to satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the tender (without withdrawal) to Merger Sub of at least a majority of the shares of Company Common Stock on a fully diluted basis (the “Minimum Condition”). The Minimum Condition may not be waived by Merger Sub without the prior written consent of the Company. Subject to certain conditions and limitations, the Company has granted Manpower and Merger Sub an option to purchase from the Company, following the completion of the Offer, a number of additional shares of Company Common Stock that, when added to the shares already owned by Manpower and Merger Sub, will constitute one share more than 90% of the shares of Company Common Stock entitled to vote on the Merger.

The Merger will be completed in one of two ways. If Manpower acquires 90% or more of the Company Common Stock through the Offer, the Merger will occur promptly after the closing of the Offer, because under these circumstances the Merger will not require the approval of the Company’s stockholders under the DGCL. If Manpower acquires less than 90% of the Company Common Stock, the Company will call and hold a special meeting of its stockholders to approve the Merger (with Manpower owning sufficient shares to ensure such approval), and the Merger will occur promptly after the stockholders meeting. At the effective time of the Merger (the “Effective Time”), the Company will become an indirect wholly-owned subsidiary of Manpower and the outstanding Company Common Stock (other than shares owned by (a) the Company, Manpower, Merger Sub or any other wholly-owned subsidiary of Manpower, which will cease to exist with no consideration to be paid in exchange therefor, and (b) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be automatically converted into the right to receive cash or (unless Manpower exercises the all-cash option) Manpower Common Stock, as elected by the former stockholder of the Company who did not tender their Company Common Stock in the Offer. After the Effective Time, Manpower will provide such stockholders with forms for making their election and exchanging their stock certificates.

The Merger Agreement contains certain termination rights for each of Manpower and the Company, and if the Merger Agreement is terminated under certain circumstances, the Company is required to pay Manpower a termination fee of $15.2 million and/or reimburse Manpower for its out-of-pocket transaction-related expenses up to $2.5 million.

A summary of the Merger Agreement is set forth in the Prospectus under the caption “Terms of the Merger Agreement” and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is also incorporated herein by reference.

As set forth in its Schedule TO, the address of the principal executive offices of Manpower and Merger Sub is 100 Manpower Place, Milwaukee Wisconsin, 53212.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) its executive officers, directors or affiliates or (b) Manpower, Merger Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Merger Sub’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Board”) effective upon the acceptance for payment by Merger Sub of shares of Company Common Stock pursuant to the Offer (the “Appointment Time”).

(a)	Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Board to tender shares of Company Common Stock in the Offer, stockholders should be aware that the Company’s executive officers and certain directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Offer, the Merger and the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Interests of Certain Persons in the Offer and Merger

Information with respect to the interests of certain persons in the Offer and Merger, including directors and officers of the Company, is included in the Prospectus under the caption “The Transaction — Interests of COMSYS’s Officers and Directors in the Transaction” and is incorporated herein by reference.

Merger Agreement

The summary of the material terms of the Merger Agreement described in the Prospectus under the caption “Terms of the Merger Agreement” is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Voting Agreement

A summary of the material terms of the Tender and Voting Agreement between Manpower and the directors, executive officers and certain stockholders of the Company is located in the Prospectus under the caption “Terms of the Merger Agreement — Tender and Voting Agreement,” and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Tender and Voting Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Equity and Equity-Based Awards Granted under the Company’s Equity Incentive Plans

Pursuant to the Merger Agreement, each option to purchase shares of Company Common Stock (a “Company Option”) granted under the Company’s Amended and Restated 2004 Stock Incentive Plan (the “2004 Plan”) or 2003 Equity Incentive Plan which is outstanding immediately prior to the Effective Time whether or not vested or exercisable, will be cancelled and the holder thereof shall be entitled to receive cash (without interest thereon) in an amount equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, and (B) the excess, if any, of $17.65 over the exercise price per share of Company Common Stock subject to such Company Option, as provided in the Merger Agreement, less any applicable withholding tax. In addition, pursuant to the Merger Agreement, the Company agreed to use its commercially reasonable efforts to take all necessary action to cancel each Company Option outstanding under its 1995 Equity Participation Plan, provided that the maximum cash consideration the Company would pay to any individual holder of such Company Options as consideration for such cancellation shall be One Hundred Dollars ($100.00).

Pursuant to the Merger Agreement, as of the Effective Time, each warrant to purchase shares of Company Common Stock (a “Company Warrant”) then outstanding (all of which currently are exercisable) will be canceled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive cash (without interest thereon) in an amount equal to the product of (A) the number of shares of Company Common Stock subject to such Company Warrant, and (B) the excess, if any, of $17.65 over the exercise price per share of Company Common Stock subject to such Company Warrant, as provided in the Merger Agreement, less any applicable withholding tax. Holders of Company Warrants include companies with which certain directors of the Company (Frederick W. Eubank II, Courtney R. McCarthy, and Elias J. Sabo) are affiliated.

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding award of unvested restricted Company Common Stock granted under the 2004 Plan (a “Company Restricted Share”) shall be terminated in exchange for a right to receive the product of (A) the number of outstanding shares of unvested restricted Company Common Stock under the award immediately prior to the Effective Time and (B) $17.65, to be paid to the holder only upon satisfaction of the applicable vesting conditions to the award. In addition, the Company agreed to use its commercially reasonable efforts to take all necessary action to allow for and to require each holder of Company Restricted Shares which, by their terms or by the terms of any employment agreement between the Company and the holder, shall become vested upon the Appointment Time (each, an “Accelerated Award”), to tender all shares of Company Common Stock covered by the Accelerated Award to Merger Sub pursuant to the Offer.

As of March 1, 2010, the Company’s directors and executive officers held in the aggregate (i) Company Options to purchase 510,226 shares of Company Common Stock, all of which were vested, with exercise prices ranging from $7.80 to $11.70 per share and an aggregate weighted average exercise price of $9.27 per share, (ii) 85,242 Company Warrants and (iii) 677,897 unvested Restricted Shares, all of which will vest upon the Appointment Time.

Individual Agreements with Executive Officers

Descriptions of the employment agreements the Company has with certain of its executive officers are included in the Information Statement under the caption “Compensation Discussion and Analysis — Compensation Components — Employment Agreements and Perquisites,” and in the Prospectus under the caption “The Transaction — Interests of COMSYS’s Officers and Directors in the Transaction”, each of which is incorporated herein by reference. Such descriptions are qualified in their entirety by reference to the complete text of each of the employment agreements, which have been filed as Exhibits (e)(10) through (e)(14) hereto and are incorporated herein by reference.

Other Transactions with Executive Officers, Directors and Affiliates

A summary of certain agreements and transactions between the Company and its affiliates is included in the Information Statement under the caption “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

Exculpation and Indemnification of the Company’s Directors and Officers

As permitted by Section 102(b)(7) of the DGCL, the Company’s amended and restated certificate of incorporation (the “Certificate”) provides that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty except to the extent such exemption is not permitted under the DGCL, as amended. In addition, as permitted by Section 145 of the DGCL, both the Certificate and the Company’s amended and restated bylaws (the “Bylaws”) provide that (i) the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law from all expenses, liability and loss incurred by them in any threatened, pending or completed proceeding by reason of their service as directors or officers of the Company, or in certain other capacities at the Company’s request, (ii) the Company shall advance expenses reasonably incurred by current or former directors and officers in connection with defending a proceeding, (iii) the rights conferred in the Certificate are not exclusive of any other rights to indemnification under any agreement or otherwise and (iv) any repeal or amendment of the provision by stockholders or by law, or adoption of any provision inconsistent with such provision, will, unless otherwise required by law, be prospective only and not in any way adversely affect any right or protection existing at the time of such repeal, amendment or adoption.

The Bylaws further provide that the Company may (i) maintain insurance to protect itself and/or any director, officer, employee or agent of the Company against any expense, liability or loss and (ii) to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company.

The Company also is party to an indemnification agreement with each of its directors and executive officers. Each agreement is substantially identical in form. The indemnity agreements cover the terms of the indemnification, the process under which the indemnified party may receive benefits (including expense advance and reimbursement), and the duration of the indemnification. The description of the form of indemnification agreement is qualified in its entirety by reference to such agreement, which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.

The Company maintains directors’ and officers’ liability insurance insuring its directors and officers against certain claims that may be asserted against them. Pursuant to the Merger Agreement, the Company also will purchase prepaid directors’ and officers’ liability insurance that provides, for six (6) years from the Appointment Time, coverage for events occurring prior to the Effective Time that is no less favorable than the pre-existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage for the period of six (6) years from the Appointment Time, provided prior consent from Manpower is necessary if the total cost to the Company for such prepaid policies is more than $500,000. Manpower will cause the Company as the surviving corporation following the Merger to maintain any such prepaid policies purchased by the Company prior to the Appointment Time in full force and effect and continue to honor the obligations thereunder.

(b)	Arrangements with Manpower and Merger Sub.

Merger Agreement; Representation on the Board

The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Prospectus under the caption “Terms of the Merger Agreement” are incorporated herein by reference.

The Merger Agreement provides that, effective upon the Appointment Time, the Company shall take all action reasonably necessary, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder, to cause persons designated by Manpower to become members of the Board so that the total number of such persons (rounded up to the nearest whole number of directors) constitutes the same percentage of the total number of directors on the Board (after giving effect to the election of the additional directors) as the number of shares of Company Common Stock owned by Manpower or Merger Sub (including shares of Company Common Stock accepted for payment) bears to the total number of shares of Company Common Stock outstanding. The Company has agreed to use its reasonable efforts to secure the resignation of directors, to promptly fill vacancies or newly created directorships on the Board, and/or to increase the size of the Board to the extent necessary to permit Manpower’s designees to be elected to the Board in accordance with the Merger Agreement. Notwithstanding the foregoing, at least two persons who were Board members as of the date of the Merger Agreement (or other persons designated by such Board members) will remain as members on the Board until the Effective Time, and the vote of these continuing directors is required to take certain actions relating to the Merger Agreement prior to the Effective Time.

Pursuant to the Merger Agreement, the Company has further agreed to fulfill its obligations under Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In furtherance thereof, the Company is providing the Information Statement to its stockholders, pursuant to Section 14(f) of the Exchange Act and Rule 14f-1.

The summary and description of the Merger Agreement and the conditions of the Offer contained in the Prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

The Company and Manpower entered into a non-disclosure and confidentiality agreement dated November 19, 2009 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. As a condition to being furnished confidential material, each party agreed, among other things, to keep such material confidential and to use the confidential material solely for the purpose of evaluating a possible transaction between Manpower and the Company. Each of the parties agreed not to disclose the fact that they were having discussions with respect to a possible transaction. In addition, Manpower agreed that, without the Company’s consent, it would not acquire Company Common Stock or take certain other actions relating to acquisition or control of the Company, except that it would be permitted to make an acquisition proposal in the event that the Company entered into a definitive acquisition agreement with another party or another party commenced a tender offer for the Company Common Stock. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation.

At its meeting held on February 1, 2010, the Board by unanimous vote (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, (iii) declared that the Merger Agreement is advisable, and (iv) approved the recommendation that the Company’s stockholders accept the Offer, exchange their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. At its meeting held on February 26, 2010, the Board approved the filing of this Schedule 14d-9 to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

Accordingly, the Board unanimously recommends that you ACCEPT the Offer, tender your shares of Company Common Stock in the Offer and, if required by applicable law, vote your shares of Company Common Stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby.

A copy of the letter to the Company’s stockholders communicating the Board’s recommendation is being mailed to stockholders with this Schedule 14D-9, is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

(b)	Background and Reasons for the Recommendation.

Background of the Transaction

The Company as currently constituted was formed in the September 30, 2004 combination of COMSYS Holding, Inc. and Venturi Partners, Inc. Since then, an important part of the Company’s strategy has been a focus on growth by acquisition. At the same time, with the staffing services industry continuing to be highly fragmented, the Company has maintained an open interest in pursuing opportunities to combine with or be acquired by other staffing companies or other potential buyers if those opportunities would maximize stockholder value.

Because the Company’s business, the market price for its common stock, and the performance of the staffing industry generally all tend to be cyclical, the Company has been wary of merger or sale opportunities during ebbs in the business cycle that did not offer what it deemed to be full value to the Company’s stockholders. Consequently, while remaining open to consider a range of strategic alternatives during both good times and bad, the Board has maintained an expectation that any transaction it would be willing to pursue during a down cycle should appropriately reflect the Company’s potential for future growth as economic conditions improve. The Board believes that the proposed transaction with Manpower is a positive result of that general strategic posture over the years.

At its quarterly meeting held on May 23, 2007, the Board conducted its regular annual discussion of strategic issues, with the participation of representatives of the Company’s investment bank, Robert W. Baird & Co. Incorporated (“Baird”). In the course of those discussions, it was noted that, since the 2004 combination, the Company had not been able to achieve significant increases in scale through organic growth or through the acquisition of other staffing businesses. It was also noted that the staffing industry may then have been at or approaching the top of a business cycle, and that the Company’s stock price was relatively high as compared to the industry as a whole and as compared to the Company’s own historic stock prices. The Company Common Stock had traded up to as high as $25.35 per share on the Nasdaq Global Market several days prior to that meeting, which, both then and now, was its all-time highest trading price since the 2004 combination. The Board considered that conditions were good for either a public stock offering to provide liquidity for the Company’s larger long-time stockholders and to raise additional capital for the Company, or a possible merger or sale of the Company at a favorable valuation.

The Board, after considering these options, engaged Baird to assist management and the Board in identifying and evaluating opportunities for a possible merger or sale of the Company. Because the Board believed that a broad auction process could adversely affect the Company’s relationships with its employees and customers, it directed representatives of Baird and management to conduct a process with a limited number of potential acquirers or merger partners thought to be most likely to be interested in a transaction with the Company.

During June 2007, pursuant to the Board’s direction, representatives of Baird contacted approximately 12 potential strategic and financial buyers or merger candidates. Three of these parties (referred to in this document, for confidentiality reasons, as Party A, Party B and Party C), all of which were companies in the staffing industry, indicated that they were interested in pursuing a transaction with the Company. Manpower was not one of the parties contacted, since the Company and Baird did not believe that Manpower was interested in pursuing a transaction with the Company at that time. Party B withdrew from the process after discussions as to valuation and the mix of stock and cash that it would be willing to offer indicated that it would not be a successful bidder.

On July 9, 2007, the Board met with representatives of Baird and the Company’s outside counsel and discussed the proposals from Parties A and C. Party A’s bid of $25.30 per share of Company Common Stock, with $20.25 of that in cash, was considered by the Board to be the superior bid, but the Board directed representatives of Baird and management to go back to both parties and seek their best and final offers. After further discussions between the Company and each of the two parties, Party A increased its bid to $26.50 per share, of which at least $21.00 would be in cash, and Party C declined to increase its bid. At its July 12, 2007 meeting, the Board determined to move forward with a transaction with Party A.

The Company and Party A then commenced work on a merger agreement draft, due diligence, and coordination of Party A’s efforts to obtain necessary financing commitments. The parties made substantial progress on the transaction during the month of July 2007, but by the end of the month (and before the merger agreement could be signed) the dramatic deterioration of the U.S. and global credit markets had begun. Over the next several weeks, the increasing difficulties and uncertainties of financing the transaction led Party A to conclude that it could not announce the acquisition at the stated price without a financing contingency or, alternatively, that it would have to reduce the price materially. Neither of those two alternatives was acceptable to the Board and as a result the parties mutually agreed to terminate their discussions in August 2007.

By the end of February 2008, the Company’s stock price had fallen to below $10.00 per share as general economic conditions continued to decline and performance in the staffing services sectors deteriorated. At about that same time, Manpower approached the Company through representatives of Baird and arranged for a breakfast meeting between some of its executives and some of the Company’s executives on February 27, 2008 during an industry conference in Boston. The stated purpose of this meeting was to “get to know one another.” Manpower described its global strategy for increasing its presence in the professional services sectors. While there were no substantive discussions of any particular transaction between the parties, it was clear to Company management that Manpower might have some interest in acquiring the Company.

On April 1, 2008, Manpower’s President — The Americas met with Company executives in Houston to explore the possibility of a business combination and to discuss the potential valuation of the Company in such a transaction, and on April 8, 2008 Manpower expressed an interest in pursuing a possible transaction with the Company. After further discussions, the Company’s CEO and Manpower’s President — The Americas met in Chicago on June 5, 2008 for an initial exploratory session to discuss possible synergies in a business combination.

On July 9, 2008, Manpower advised the Company that it planned to present a valuation range to the Company on July 17, 2008. On July 17, 2008, Manpower’s President — The Americas called the Company’s CEO and advised him that Manpower would be interested in a stock-for-stock transaction with the Company at a valuation in the range of $12.00 to $13.00 per share of Company Common Stock. There followed further discussions of valuation and consideration. On August 1, 2008, in a call between Manpower’s CFO and the Company’s CEO, Manpower advised the Company that due to other business it would not be able to move forward quickly with a transaction with the Company, but that it continued to have interest in acquiring the Company for cash in the range of $12.50 to $14.50 per share of Company Common Stock. The closing price for the Company Common Stock on August 1, 2008 was $12.08 per share.

The Board met on August 13, 2008 and discussed Manpower’s indication of interest and valuation range. While the Board expressed much interest in the possibility of a transaction with Manpower, it determined that the proposed valuation (in light of where the Company was in the current recessionary business cycle) was too low and not reflective of its longer-term earnings potential. The Company communicated that determination to Manpower.

On September 8, 2008, Manpower’s President — The Americas called the Company’s CEO to stay in contact with one another.

On September 23, 2008, the Company’s CEO met again with the CEO of Party A, who expressed an interest in resuming discussions of a possible business combination. They agreed that the Company and Party A would do some joint valuation work in anticipation of further discussions. The two CEOs had a further discussion on October 7, 2008, in which the CEO of Party A confirmed continuing interest.

Also on or about October 7, 2008, the Company’s CEO had a call with Manpower’s President — The Americas, who expressed continued interest in a transaction with the Company.

On November 7, 2008, the Company’s CEO and the CEO of Party A met again and discussed various issues in connection with a possible business combination, including the timing and likelihood of certain restructuring of Party A’s business prior to any such combination and the allocation of equity and board representation in the combined entity. Party A’s CEO expressed confidence that Party A’s board would be supportive of a transaction with the Company and that the open issues could be resolved.

On November 12, 2008, at its regular quarterly meeting, the Board discussed a possible business combination with Party A. In light of the overall risks and uncertainties of pursuing such a transaction with Party A at that time, including the restructuring of Party A’s business as a predicate for such a transaction, the Board determined not to move forward with Party A for the time being. The Company’s CEO subsequently communicated that decision to Party A’s CEO, with the message of “let’s wait for a better time.”

By the end of November 2008, U.S. financial markets and the U.S. economy in general had broadly deteriorated, and the market price for the Company Common Stock on the Nasdaq Global Market had dropped below $2.00 per share; it traded for less than $3.00 per share for the remainder of 2008 and the first quarter of 2009.

On March 3, 2009, the Company’s CEO had dinner in Dallas with Manpower’s President — The Americas where they discussed Manpower’s ongoing interest in an acquisition.

On April 1, 2009, the Company’s CEO had a call with the CEO of Party A in which the Company’s CEO reiterated the Company’s interest in a transaction with Party A if the structural issues could be resolved favorably to the Company, but also noted that at current valuations and market prices, an acceptable deal would involve a very large premium over current prices for the Company Common Stock.

On April 8, 2009, representatives of Baird advised the Company that it had been contacted by Party B (which had withdrawn from discussions with the Company during the 2007 strategic process), and that Party B had indicated interest in an acquisition of the Company at a valuation of $8.00 per share of Company Common Stock. On April 15, 2009, the Executive Committee of the Board met and discussed Party B’s indication of interest. Based upon the views of the Company’s largest stockholders that the $8.00 per share valuation undervalued the Company, the Executive Committee did not recommend moving forward with further discussions with Party B. This was reported to the full Board at its next quarterly meeting.

On April 20, 2009, the Company’s CEO had a call with Party A’s CEO and was advised that Party A’s board of directors did not foresee that a transaction between Party A and the Company could be put together at that time.

On August 27, 2009, the Company’s CEO met with Manpower’s President — The Americas and its CFO for lunch in Chicago. Both parties expressed continued interest in a possible business combination, but there were no substantive discussions of a particular transaction.

On October 16, 2009, the CFO of Manpower called the Company’s CEO and expressed Manpower’s continued interest in a business combination with the Company. The Company’s CEO stated that the Company continued to be receptive to a transaction with Manpower, but felt that the Company Common Stock continued to be undervalued by the market even though the Company’s operating performance was improving, and that he expected that Manpower needed to have in mind a valuation of more than $15.00 per share of Company Common Stock in order for the Board and major stockholders to be interested in a potential transaction. The Company’s CEO reported this conversation to the Company’s Chairman, who recommended reengaging Baird to assist the Company in its discussions.

On October 20, 2009, Adecco Group, a large international human resources services company, announced its proposed acquisition of MPS Group, Inc., a publicly-held U.S.-based professional staffing company. The announcement was of special interest to the Company, not only because it could be seen as a sign of revived activity in the mergers and acquisitions market for staffing companies, but also because the publicly disclosed financial information and deal terms suggested an implied valuation of the Company that was significantly higher than the then-current prices for the Company’s stock (which had closed at $7.96 per share on the Nasdaq Global Market on the previous day). On the same day, Manpower’s CFO contacted the Company’s CEO and said that Manpower, too, was interested in acquiring a professional staffing company such as the Company, and that if the Company was not interested in a transaction at that time that Manpower would pursue other options.

On October 21, 2009, the Executive Committee of the Board met and discussed the possibility of obtaining a favorable valuation for the Company based upon the metrics of the Adecco-MPS Group transaction, which suggested valuation ranges for the Company Common Stock in excess of $15.00 per share. The Executive Committee directed the Company’s CEO to contact Manpower and share the Company’s preliminary valuation expectations of significantly more than $15.00 per share of Company Common Stock.

On October 22, 2009, in a call with Manpower’s CFO, the Company’s CEO advised him of the Company’s increased valuation expectations. Manpower’s CFO replied that Manpower’s current valuation of the Company was at $15.00 per share of Company Common Stock, but that Manpower might be able to increase its valuation after further due diligence investigations. The parties agreed that Manpower could conduct further due diligence, subject to entering into a confidentiality agreement with the Company. Subsequently, Manpower advised the Company that it had decided to wait until after the Company’s release of its third quarter results in early November before it would request confidential information from the Company under a new confidentiality agreement.

The Company’s CEO and Manpower’s CFO talked again by telephone on November 6, 2009. Manpower’s CFO reiterated that Manpower was interested in acquiring a company in the professional staffing sector and that, while the Company was Manpower’s preferred acquisition target in that sector, Manpower was prepared to move on to another potential target if it could not do a transaction with the Company. He also said that, while Manpower was willing to pay a fair price for the Company, it was unwilling to stretch too far just to assure a deal. He acknowledged that Manpower was currently valuing the Company Common Stock at $15.00 per share, and that the Company had clearly presented its expectation for a valuation significantly more than that amount based on the Adecco-MPS transaction, so there remained a significant valuation gap between the two. The Company’s CEO noted that the Board would hold its regular quarterly meeting on November 11, 2009 and that he would get back to Manpower’s CFO as soon as the Board had met and discussed these matters.

The Board held its regular quarterly meeting on November 11, 2009. Consideration of a possible transaction with Manpower was a major focus of the meeting. Representatives of Baird attended the meeting and a discussion of the valuation of the Company ensued. The Board discussed the valuation information, the various discussions with Manpower and others over the previous few years, the Company’s inability to find a merger partner with which to achieve scale, the Company’s business prospects and recent results of operations, the general economic climate and outlook, and whether the Company had now reached an opportune time to maximize stockholder value through a sale of the business. After much discussion, the Board directed management to (1) further pursue a possible transaction with Manpower, subject to coming to terms on a satisfactory valuation, (2) engage Baird to assist the Company with such a transaction, or any other similar transaction that may result from pursuit of a transaction with Manpower, and (3) advise Manpower that the minimum consideration the Board would consider in order to pursue such a transaction must be in the range of $17.00 to $20.00 per share of Company Common Stock. The closing price for the Company Common Stock on the Nasdaq Global Market on November 11, 2009, the date of the Board meeting, was $7.85 per share.

On November 12, 2009, the Company’s CEO called Manpower’s CFO, advised him of the $17.00 to $20.00 per share minimum valuation range determined by the Board, and suggested that Manpower ought to be able to get to that range with additional due diligence. Manpower’s CFO expressed a willingness to proceed on that basis.

On November 17, 2009, the Company entered into an engagement letter with Baird for Baird’s financial advisory services in connection with a possible merger or sale of the Company.

On November 19, 2009, Manpower entered into a new confidentiality agreement with the Company.

On November 19 and 20, 2009, representatives of the Company met with representatives of Manpower at Baird’s offices in Milwaukee. The Company’s representatives presented information about the Company and responded to questions from the Manpower representatives.

On November 30, 2009, in a telephonic meeting of the Board, management and representatives of Baird updated the Board on the meeting in Milwaukee and other communications between Baird’s representatives and Manpower’s representatives.

In early December 2009, the Company’s CEO received a call from the CEO of Party B (which had withdrawn from discussions with the Company during the 2007 strategic process and which had also proposed entering into new discussions in April 2009). Party B’s CEO indicated that Party B continued to have an interest in pursuing a transaction with the Company and suggested that he and the Company’s CEO get together for dinner to discuss such a transaction on a very general and preliminary basis. The two CEOs scheduled a dinner for December 17, 2009.

On December 14, 2009, Manpower’s CFO contacted representatives of Baird and advised that Manpower was prepared to move forward with a possible acquisition of the Company at a valuation of $17.50 per share of Company Common Stock, with the consideration consisting of 50% cash and 50% Manpower Common Stock. Manpower’s CFO also advised that Manpower’s offer would be subject to standard closing conditions and some limitation on the maximum amount of debt that the Company would be allowed to have on its balance sheet at closing.

On December 16, 2009, the Board met by telephone following a meeting of the Board’s Compensation Committee. Management reported on the Manpower proposal. The Company’s CEO also reported on his scheduled dinner with the CEO of Party B. After discussion, the Board directed management to (1) seek an increase in the consideration offered by Manpower to the extent possible without jeopardizing the transaction, but in any event to obtain Manpower’s best and final offer, and (2) determine as quickly as possible whether Party B’s interest in a transaction was of such magnitude and substance that it should be considered, given the risk of jeopardizing the transaction with Manpower.

On December 17, 2009, the Company’s CEO called the CEO of Party B to confirm plans for their dinner that evening. In the course of that conversation, the Company’s CEO noted that while the Company would be very interested in discussing a possible transaction with Party B, the existence of other pending strategic discussions made it imperative that Party B be prepared to move quickly and decisively in any such discussions. Party B’s CEO responded that, in light of the pendency of other strategic discussions, Party B would not be pursuing discussions with the Company at this time, but would be pleased to engage with the Company again if the other pending discussions did not result in a transaction.

On December 21, 2009, Manpower’s CFO contacted representatives of Baird and reported that Manpower was willing to increase its proposal to a value of $17.65 per share of Company Common Stock, based primarily on a revised share count for the Company Common Stock. He also advised that the Company’s debt level at closing would no longer be a condition to a transaction. The Manpower CFO advised that this was Manpower’s “best and final offer,” and that Manpower would not further pursue this offer if the Board deemed it necessary to conduct an auction or a further market check.

On December 23, 2009, the Board met by telephone. Representatives of Baird and Company management presented the revised Manpower proposal. Representatives of Baird also discussed its financial analysis of the Manpower proposal, including both valuation metrics for the Company Common Stock and an assessment of the financial consequences of the transaction to Manpower. After discussion, the Board unanimously approved moving forward with the transaction in accordance with the Manpower proposal, but instructed management and Baird to seek a tight valuation of the stock component of the consideration so as to preclude wide fluctuations in value due to changes in the market prices for Manpower’s Common Stock. The closing price for the Company Common Stock on the Nasdaq Global Market on December 23, 2009, the date of that Board meeting, was $9.04 per share.

On December 24, 2009, representatives of Baird sent to Manpower on behalf of the Company a proposed term sheet outlining the proposed terms of the transaction, including the following: (1) a price of $17.65 per share of Company Common Stock, payable 50% in cash and 50% in Manpower Common Stock, with the Company’s stockholders having the right to elect all cash or all stock consideration, subject to proration of any oversubscribed component; (2) valuation of the Manpower Common Stock to be based on a 10-trading-day average through the second trading day preceding closing; (3) structure as a tender offer followed by a merger; (4) federal income tax treatment as a tax-free reorganization as to the stock consideration; (5) customary protections from competing offers, including a customary break-up fee; and (6) customary conditions to closing.

On January 5, 2010, the Company received a revised term sheet from Manpower. The principal change from the term sheet provided by Baird on December 24, 2009 was the addition of a provision giving Manpower the option to pay the consideration 100% in cash if it chooses to do so at or prior to the time the exchange rate for the stock component of the consideration is determined.

On January 6, 2010, the Board met by telephone to discuss the Manpower proposal and the latest term sheet. After discussion the Board authorized the Company to move forward with the transaction as expeditiously as possible in accordance with the terms set forth in the term sheet. Due to the stock component of the consideration, the Board also directed management and representatives of Baird to conduct appropriate due diligence investigations of Manpower. At the same meeting, the Board approved a press release by which the Company revised its guidance for the fourth quarter of 2009 to reflect improved revenues and earnings. The press release was issued after the market closed on January 6. The closing price for the Company Common Stock that day was $9.14 per share, and the opening price when the market opened on the next day, January 7, was $11.00 per share.

After January 6, 2009, the Company and Manpower continued their due diligence investigations of each other and commenced the preparation and negotiation of a definitive Merger Agreement and related documents.

On January 28, 2010, the Board met by telephone for an update on the progress of the proposed transaction with Manpower. Company management and representatives of Baird reported that Manpower had concluded its due diligence investigations and was prepared to move forward at the proposed price, subject to further due diligence as to one issue that was later resolved satisfactorily. They also reported on the status of their due diligence investigation of Manpower. Representatives of Baird also discussed current market conditions and valuation. The Company’s General Counsel and outside counsel reported on the terms and conditions of, and the status of negotiations of, the Merger Agreement and the major issues remaining, and discussed those issues with the directors. Counsel also led a discussion of the Board’s fiduciary duties in connection with the transaction. Manpower’s CFO, then joined the meeting and made a presentation concerning Manpower and its business in a format similar to a management presentation to investors, with directors asking questions and receiving answers throughout the presentation.

The Board met again by telephone on Sunday evening, January 31, 2010 for an update on the status of the proposed transaction, including the negotiation of the Merger Agreement. Company counsel discussed the proposed resolution of the major issues that had been discussed with the Board at its previous meeting, and also answered questions about the Merger Agreement draft that had been provided to the directors prior to the meeting. In particular, the directors discussed the reduction of the amount of the termination, or “break-up,” fee from that first requested by Manpower, and the “fiduciary out” provisions of the Merger Agreement that would permit the Company, under certain circumstances, to pursue a superior offer from another potential acquirer, although the general view of the directors was that, in light of the Company’s previous discussions with other parties, there was little if any likelihood that another party would make a superior offer in any event. The Board was advised that negotiation and preparation of the Merger Agreement should be substantially completed in time for its presentation to the Board at its meeting scheduled for the following day, at which time it would also receive Baird’s opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock, other than Manpower and its affiliates, of the consideration to be received by those holders in the proposed transaction.

The Board met again on February 1, 2010 to consider the near-final draft of the Merger Agreement, to receive reports from and make inquiries of management and counsel concerning the Merger Agreement, to receive Baird’s opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock, other than Manpower and its affiliates, of the consideration to be received by those holders in the proposed transaction and to consider the Board’s recommendation to the stockholders in connection with the proposed transaction. After receiving such reports and after discussion and deliberation, the Board unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, (iii) declared that the Merger Agreement is advisable, and (iv) approved the recommendation that the Company’s stockholders accept the Offer, exchange their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Merger Agreement was executed later that evening, and the transaction was publicly announced the following morning, February 2, 2010.

Reasons for Recommendation

In reaching its decision to approve the Merger Agreement and recommend to the Company’s stockholders that they tender their shares pursuant to the Offer and, if required by law, vote to adopt and approve the Merger Agreement and effect the Merger, the Board considered the following material factors:

Market Strategy and Stockholder Value.  The Board’s belief that the Company needs to be, or to become part of, a much larger company in order to maximize the market opportunity in IT services.

•	The 2004 COMSYS-Venturi Partners merger was designed to create scale, and an important part of the Company’s growth strategy since then has been an active engagement in the mergers and acquisitions market for the same purpose. Although the Company has been successful in making smaller acquisitions and has actively solicited and considered business combinations with comparably sized companies as a means of achieving scale, it has not been successful in achieving significant growth as an independent company through organic internal expansion or any significant acquisition or merger transactions. Consequently, the Board concluded that the best strategic opportunity to maximize stockholder value would be a sale to a larger company such as Manpower, with significant resources, a well-established platform in the staffing industry, a growing professional services business, and a strategic objective of adding the capabilities that the Company provides.

•	The Board determined that such a strategic opportunity, even though it would foreclose the Company’s stockholders from participating in the future earnings or growth of the Company or appreciation in its value (except through continued ownership of Manpower Common Stock acquired in the Offer or the Merger), was more likely to maximize stockholder value than pursuing scale through organic growth, acquisitions, or merger with a comparably sized company.

Business Conditions and Timing.  Conditions in the economy generally, the staffing industry, the professional services sector of the industry, and the Company’s business, and the cyclical nature of those business and economic conditions.

•	The Company has been actively pursuing merger and acquisition opportunities since the completion of the COMSYS-Venturi merger in 2004. In 2007, when business and economic conditions were at what, in retrospect, was the top of a cycle, the Company even conducted a formal process designed to generate a merger or sale transaction. (See “Background of the Transaction” above.)

•	The deterioration of business and economic conditions that began in the late summer of 2007 has made it difficult, until recently, for the Company to attract a merger or sale opportunity that offers to the Company’s stockholders a valuation that, in the view of the Board, adequately reflects the Company’s future prospects.

•	With the improvement of conditions in the Company’s industry and in the Company’s business during the last quarter of 2009, the Board concluded that the Company was at a point where it could achieve a valuation in a sale of the business that fairly valued the Company’s future prospects, assuming continued improvement in business conditions.

•	The Board also considered that the Company might be able to achieve even higher valuations in two or more years if business conditions and the Company’s financial performance continue to improve, but concluded that the potential advantage of waiting was outweighed by economic, business and market risks, as well as the risk that the opportunity presented by Manpower’s current interest in the Company, or comparable opportunities, would not be available in the future.

Valuation and Premium to Market Prices.  The valuation of the Company’s shares as reflected in the terms of the Offer and the Merger.

•	The value of the consideration in the Offer and the Merger of $17.65 per share of Company Common Stock represents a significant premium over trading prices for the Company Common Stock during the past two years, including a premium of 33.4% over the closing price on February 1, 2010, the day before the transaction was announced; a premium of 39.6% over the closing price on January 29, 2010, the last full trading day prior to the meeting of the Board at which the Merger Agreement was approved; a premium of 98.5% over the closing price 30 trading days prior to the date of the Board’s approval; and a premium of 702.3% over the trading price one-year prior to the date of the Board’s approval.

•	While the Board considered the premium reflected in the price offered by Manpower to be significant, the Board also considered the other valuation metrics described below under “Opinion of the Company’s Financial Advisor”, and the opinion of Baird to the Board as to the fairness, from a financial point of view, to the holders of Company Common Stock, other than Manpower and its affiliates, of the consideration to be received by those holders in the proposed transaction, and determined that the $17.65 per share offer reflects a fair and full valuation of the Company, and fairly reflects its future prospects weighed against economic, market, and business risks.

Other Potential Buyers.  The likelihood that there could be other potential buyers who would be willing and able to offer a greater valuation for the purchase of the Company’s shares in a transaction offering comparable certainty of execution as the proposed transaction with Manpower.

•	The Board concluded that such likelihood was very low, based upon the facts that the Company had embarked upon a sale process in 2007, has actively explored strategic alternatives involving a sale of the Company since that time, and has been open in its receptiveness to such a transaction and consistent in its willingness to discuss potential transactions with any party that expressed serious interest.

•	As described under “Background of the Transaction” above, the Company has had active discussions with other parties regarding a possible merger or sale, but since mid-2007 such discussions did not lead to a potential transaction at a valuation that the Board found acceptable until the discussions with Manpower that recommenced in the fall of 2009. The Board, with the assistance of its financial advisor, believes that it has thoroughly canvassed the market of potential credible buyers who are participants in its industry, and that the valuation offered by Manpower is superior to any valuation it could reasonably expect from a financial buyer, which would be subject to constraints due to financing criteria and would not be able to take advantage of the synergies and strategic advantages that the Company offers to strategic buyers such as Manpower.

•	The Board also considered that Manpower was unwilling for the Company to conduct further market canvassing in connection with its negotiations with Manpower, and considered the risk, which the Board believed to be significant, that Manpower would not further pursue a transaction with the Company if it conducted further market canvassing after Manpower had offered what it said was its “best and final offer.”

Consideration Offered.  The fact that the consideration offered by Manpower in the proposed transaction consists of 50% cash and 50% Manpower Common Stock, which can be selected by the Company’s stockholders in connection with the Offer or the Merger, subject to proration in the event of oversubscription of one form of consideration.

•	The Board also considered it to be favorable that the payment of the cash consideration is not subject to any financing contingency on the part of Manpower, and that the Manpower Common Stock will be valued based on its average trading price during the ten trading days ending on the second trading day prior to the expiration of the Offer, without any collars or caps, thus tending to maintain the value of the stock consideration at the same amount per share as the cash consideration.

•	The Board also considered the financial position, results of operations and prospects of Manpower, as well as the market for and liquidity of the Manpower Common Stock that will be received by the Company’s stockholders as consideration for shares of Company Common Stock in the Offer and the Merger.

•	The Board also considered that receipt of the stock consideration was generally expected to be tax-free for federal income tax purposes, subject to the risk that, due to the structure of the transaction, the stock consideration could be taxable in certain events. (See “The Transaction — The Exchange Offer — Material U.S. Federal Income Tax Consequences” in the Prospectus for a discussion of certain federal income tax consequences of the proposed transaction.) The Board considered that this risk was not significant and that, even if the stock consideration were taxable to the Company’s stockholders, the liquidity of Manpower Common Stock would enable the Company’s stockholders to sell Manpower shares if necessary to fund any taxes resulting from their receipt of such shares.

Terms of the Merger Agreement.  The terms of the Merger Agreement, especially including the conditions to the Offer and the Merger, the timing of the commencement of the Offer, restrictions on the Company’s ability to solicit other acquisition proposals, and the Board’s right to terminate the Merger Agreement in the event that it chooses to pursue another acquisition proposal that it determines is or is likely to become a superior proposal, subject to the Company’s obligation to pay a termination fee of $15.2 million.

•	The Board considered that there were no unusual conditions to the Offer and the Merger that posed an undue risk that the transactions contemplated by the Merger Agreement would not occur.

•	The Board considered the delay between the time of execution of the Merger Agreement and the time of commencement of the Offer, due to the timing of both Manpower’s and the Company’s year-end SEC reporting and the desirability (for financial reporting reasons) of both filing their Annual Reports on Form 10-K prior to the filings required in connection with the Offer and the Merger. On the one hand, the delay added some risk to the certainty of the transaction due to the additional time before the Offer can be completed; on the other hand, the delay offered additional opportunity for another interested party, if any, to make an unsolicited offer to acquire the Company.

•	The Board considered the terms of the Merger Agreement that prohibit the Company from soliciting other acquisition proposals and restrict its ability to respond to unsolicited proposals. However, the Board also considered the terms of the Merger Agreement that give the Board the right to pursue an unsolicited acquisition proposal that it determines to be, or likely to become, a proposal superior to the Manpower proposal reflected in the Merger Agreement, and the right to terminate the Merger Agreement in order to accept a superior proposal, subject to the Company’s obligation to pay a termination fee of $15.2 million, plus Manpower’s expenses.

•	The Board also considered the magnitude of the termination fee, which was significantly less than the amount of the termination fee initially requested by Manpower, and which, in the view of the Board, is reasonable in light of the size of the transaction and termination fees paid in comparable transactions.

•	The Board also determined that, even though it believed it to be highly unlikely that another party would be interested in, and able to pursue, a transaction to acquire the Company at a valuation greater or upon other terms more favorable than those offered by Manpower, the terms of the Merger Agreement give the Board a reasonable opportunity to pursue a superior offer should there be one.

Board Independence.  The independence of the Board in making its decisions regarding its recommendation.

•	Of the seven members of the Board, only Larry Enterline, its CEO, has interests that could be seen as not being aligned with those of the other stockholders in connection with the Offer and the Merger, by reason of his employment with the Company. In the case of Mr. Enterline, however, as well as the other executive officers of the Company who will not be continuing their employment with the Company after consummation of the Offer and the Merger, the Company’s compensation arrangements with them entered into before the negotiations with Manpower began were designed, in part, to provide appropriate incentives for their support of strategic transactions, such as the Offer and the Merger, that may maximize stockholder value, through equity compensation and established severance arrangements.

•	None of the other members of the Board is an employee of the Company, and such other Board members, together with entities with which they are associated, beneficially owned approximately 24.5 percent of the outstanding Company Common Stock, indicating alignment of their interests with the interests of the other stockholders.

Other Factors.  Other factors considered by the Board included:

•	Manpower’s willingness to move forward promptly with the transaction once the parties had agreed to its basic terms;

•	Manpower’s completion of its due diligence investigations of the Company without seeking price adjustments for matters identified in those investigations;

•	the Board’s belief that Manpower would work diligently to complete the transaction but that it would abandon the transaction if the Company sought to delay it or to further consider other alternatives;

•	Manpower’s ability and willingness to fund the cash portion of the consideration without a financing contingency; and

•	the Board’s belief that the transaction with Manpower offers strong opportunities for the Company’s staffing business and for the preservation of jobs for the Company’s personnel, even in support functions, thus reducing the risk of employee attrition or erosion of employee morale while the transaction is pending.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s stockholders outweigh the negative considerations, and that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with minimal risk of non-completion.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but reflects the factors that the Board considered to be most important. In view of the variety of the factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

(c)	Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors, subsidiaries and affiliates which own shares of Company Common Stock currently intend to tender or cause to be tendered all such shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such shares to approve the Merger and the Merger Agreement. As noted above under “Agreement Related to the

Merger,” pursuant to the Tender and Voting Agreement, the directors, executive officers and certain stockholders of the Company, who collectively own or control approximately 26.7 percent of the outstanding shares of Company Common Stock, or 29.5 percent on a fully-diluted basis, have committed to tender or otherwise sell their shares of Company Common Stock to Merger Sub in connection with the Offer.

(d)	Opinion of the Company’s Financial Advisor.

The Board retained Baird in connection with the Offer and the Merger (together, the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Manpower and its affiliates) of the $17.65 in cash or $17.65 in fair market value of shares of Manpower Common Stock, subject to proration (the “Consideration”), to be received by the holders of the Company Common Stock (other than Manpower and its affiliates) in the Transaction.

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board retained Baird because of Baird’s favorable reputation generally, and the Board’s favorable past experience in using Baird, for financial advisory services such as those provided in connection with the Offer and the Merger. Baird has advised the Company and the Board regarding strategic matters in previous years, including the Company’s strategic process in 2007, and is familiar with the Company’s business and industry. The Board was aware that Baird previously had provided investment banking services to Manpower, but was advised by Baird that it had no current or planned engagement by Manpower. The Board considered that the Company’s compensation arrangements with Baird, including the contingent transaction fee described in Item 5 below, could be viewed as a negative consideration in engaging Baird to provide the opinion regarding fairness, but concluded that such consideration was outweighed by the advantages of Baird’s familiarity with the Company and its industry and the Board’s confidence in Baird’s advice.

On February 1, 2010, Baird rendered its opinion to the Board to the effect that, subject to the contents of its written opinion, including the various assumptions, qualifications and limitations set forth therein, Baird was of the opinion that, as of the date of its written opinion, the Consideration to be received by the holders of the Company Common Stock (other than Manpower and its affiliates) was fair, from a financial point of view, to the holders of the Company Common Stock (other than Manpower and its affiliates).

As a matter of policy, Baird’s opinion was approved by Baird’s internal fairness committee, a majority of the members of which were not involved in providing financial advisory services on Baird’s behalf to the Company in connection with the Transaction.

The full text of Baird’s written opinion, dated February 1, 2010 which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of the Company Common Stock (other than Manpower and its affiliates) of the Consideration and does not constitute a recommendation as to whether any stockholder should tender shares of Company Common Stock in the Transaction. Baird expressed no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of those persons, relative to the Consideration to be received by the Company’s stockholders. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of its opinion attached as Annex II to this Schedule 14D-9. Company stockholders are urged to read the opinion carefully in its entirety.

In conducting its investigation and analyses and in arriving at its opinion, Baird reviewed certain information and took into account certain financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. In that regard, Baird, among other things:

•	reviewed certain internal information, primarily financial in nature, including the Company financial forecasts provided to Baird by the Company’s management team and Manpower’s anticipated results for the fourth quarter of 2009 and anticipated diluted earnings per share for the first quarter of 2010 discussed with

Baird by Manpower’s management team (and which were consistent with the amounts publicly announced by Manpower on February 2, 2010) (together, the “Forecasts”), concerning the business and operations of the Company and Manpower and contemplated strategic, operating and cost benefits (the “Synergies”) associated with the Transaction furnished to or discussed with Baird for purposes of its analysis;

•	reviewed publicly available information including, but not limited to, the recent filings of the Company and of Manpower with the SEC and equity analyst research reports covering the Company and Manpower prepared by various investment banking firms including Baird;

•	reviewed the draft Merger Agreement dated January 31, 2010;

•	compared the financial position and operating results of the Company and Manpower with those of other publicly traded companies Baird deemed relevant and considered the market trading multiples of those companies;

•	compared the historical market prices and trading activity of the Company Common Stock and the Manpower Common Stock with those of other publicly traded companies Baird deemed relevant;

•	compared the proposed financial terms of the Transaction with the financial terms of other business combinations Baird deemed relevant;

•	considered the present value of the forecasted cash flows of the Company; and

•	reviewed certain potential pro forma financial effects of the Transaction.

Baird held discussions with members of the Company’s and Manpower’s respective senior managements concerning the Company’s and Manpower’s historical and current financial condition and operating results, as well as the future prospects of the Company and Manpower, respectively. Baird also considered certain other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided by or on behalf of the Company and Manpower. Baird did not independently verify any information supplied to it by the Company or Manpower regarding either the Transaction or the parties to the Transaction that formed a substantial basis for its opinion. Baird was not engaged to independently verify, it did not assume any responsibility to verify, it did not assume any liability for, and it did not express an opinion on, any information, and it assumed that neither the Company nor Manpower was aware of any information prepared by the Company, Manpower or their respective advisors that might be material to Baird’s opinion that had not been provided to Baird. Baird assumed that:

•	all material assets and liabilities (contingent, derivative, off-balance sheet or otherwise, known or unknown) of the Company and Manpower were as set forth in their respective financial statements;

•	the financial statements of the Company and Manpower provided to Baird presented fairly the results of operations, cash flows and financial condition of the Company and Manpower, respectively, for the periods and as of the dates indicated and were prepared in conformity with U.S. GAAP consistently applied;

•	the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the senior management of the Company and Manpower as to the future performance of the Company and Manpower, respectively, and Baird relied upon the Forecasts, without independent verification, in the preparation of its opinion;

•	the Synergies would be realized in the amounts and at the times contemplated by the senior management of the Company;

•	the Transaction would be consummated in accordance with the terms and conditions of the draft Merger Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder;

•	in all respects material to its analysis, the representations and warranties contained in the draft Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it thereunder; and

•	all material corporate, governmental, regulatory or other consents and approvals required to consummate the Transaction had been or would be obtained without the need for any divestitures.

Baird relied as to all legal and tax matters regarding the Transaction on the advice of counsel of the Company. Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or Manpower nor did it physically inspect the properties or facilities of the Company or Manpower. In each case, Baird made the assumptions above and otherwise acted as described above with the Company’s consent. In reaching its conclusions under its opinion, Baird did not perform a discounted cash flow analysis of Manpower because neither the Forecasts of Manpower nor the estimates in publicly available equity analyst research reports for Manpower extended over a sufficiently long period of time.

Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion, and its opinion did not predict or take into account any changes that may occur, or information that may become available, after the date of its opinion. Baird expressed no opinion as to the price or trading range at which any of the Company’s securities or Manpower’s securities (including the Company Common Stock and the Manpower Common Stock) would trade after the date of its opinion. Although subsequent developments may affect Baird’s opinion, Baird does not have any obligation to update, revise or reaffirm its opinion.

Baird’s opinion was prepared at the request and for the information of the Board, and may not be relied upon, used for any other purpose or disclosed to any other party without Baird’s written consent; provided, however, that Baird’s opinion may be reproduced in full in this Schedule 14D-9. Baird’s opinion did not address the relative merits of: (i) the Transaction, the draft Merger Agreement or any other agreements or other matters provided for or contemplated by the draft Merger Agreement; (ii) any other transactions that might have been available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Board. BAIRD’S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES OF COMPANY COMMON STOCK IN ANY TENDER OFFER.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of its written opinion attached as Annex II to this Schedule 14D-9 and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before January 29, 2010 is not necessarily indicative of current market conditions.

Company Implied Valuation, Transaction Multiples and Transaction Premiums.  Based on the cash and stock consideration of $17.65 per share of Company Common Stock (the “Per Share Compensation”) Baird calculated the implied “equity purchase price” (defined as the Per Share Compensation multiplied by the total number of diluted common shares outstanding of the Company, including gross shares issuable upon the exercise of stock options and warrants, less assumed option and warrant proceeds) to be $378.2 million. In addition, Baird calculated the implied “enterprise value” (defined as the equity purchase price plus the book value of the Company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities) to be $431.3 million. Baird then calculated the multiples of the enterprise value to the Company’s revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”), as reported by consensus equity research analyst estimates and pursuant to the Forecasts, for the latest twelve months (“LTM”) ended September 27, 2009, as estimated for the year ended January 3, 2010 and as projected for fiscal years 2010 and 2011. Baird also calculated the multiples of the Per Share Compensation to the Company’s diluted earnings per share (“EPS”), as reported by consensus equity research analyst estimates and pursuant to the Forecasts, for the estimated year ended January 3, 2010 and as projected for fiscal years 2010 and 2011. These transaction multiples are summarized in the table below.

Implied Transaction Multiples

	LTM		Fiscal Year
	9/27/09		2009E		2010P		2011P

Consensus
Revenue	0.66	x	0.66	x	0.63	x	0.56	x
EBITDA	16.1		16.5		14.7		10.9
EPS	N/M		28.5		21.4		15.9
Forecasts
Revenue	0.66	x	0.66	x	0.60	x	0.52	x
EBITDA	16.1		16.3		11.3		7.5
EPS	N/M		28.2		14.3		12.6

Baird reviewed the historical price and trading activity of the Company Common Stock and noted that the high, low and average closing prices for the Company Common Stock were $13.49, $1.82 and $6.17, respectively, over the last twelve months and $25.15, $1.69 and $10.99, respectively, over the last three years. Baird also noted that the Company Common Stock price rose 532.0% over the last twelve months and declined 38.8% over the last three years.

Baird also calculated the premiums that the Per Share Consideration represented over the closing market price of the Company’s common stock for various time periods ranging from 1-day to 90-days prior to February 1, 2010. These premiums, along with comparable acquisition premiums of 32 transactions during the past two years with an enterprise value of between $350 million and $500 million, are summarized in the table below.

Selected Acquisition Analysis — Transaction Premiums

	As of 2/1/10
		Implied Merger
	Stock	Transaction	Selected Acquisition Premiums
	Price	Premium	Low	Median	Mean	High

1-Day Prior	$12.64	39.6%	0.0%	27.1%	31.5%	97.1%
7-Days Prior	12.31	43.4%	0.2%	36.5%	37.1%	94.4%
30-Days Prior	8.89	98.5%	0.3%	32.8%	36.6%	94.4%
90-Days Prior	6.85	157.7%	3.9%	44.6%	45.3%	120.5%

Company Selected Publicly Traded Company Analysis.  Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

•	CDI Corp.

•	Kforce Inc.

•	Robert Half International Inc.

•	Computer Task Group, Incorporated

•	On Assignment, Inc.

•	SFN Group (formerly Spherion Corporation)

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the companies reviewed was identical to the Company and that, accordingly, the analysis of those companies necessarily involved complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of those companies.

Stock market and historical financial information for the selected companies was based on publicly available information as of January 29, 2010, and projected financial information was based on publicly available research reports as of that date. Baird calculated the implied per share equity values of the Company Common Stock based on the trading multiples of the selected public companies and compared those values to the Per Share Compensation of $17.65 per share. The highest annual EBITDA in any given historical year since the end of the prior recession in 2003 is referred to as the “Peak EBITDA”. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

Selected Company Analysis

	Implied Equity Value per Share
	Low	Median	Mean	High

Consensus
Revenue
LTM	$3.01	$13.31	$13.71	$31.62
2009E	3.28	13.80	14.84	34.64
2010P	3.47	13.62	15.55	37.15
2011P	3.69	16.94	16.45	35.20
EBITDA
Peak	$5.07	$11.33	$10.80	$15.51
LTM	8.73	10.91	14.00	23.61
2009E	10.12	12.58	15.68	32.75
2010P	8.98	10.93	13.74	26.56
2011P	8.31	12.74	13.65	19.52
Forecasts
Revenue
LTM	$3.01	$13.31	$13.71	$31.62
2009E	3.27	13.79	14.82	34.59
2010P	3.75	14.41	16.45	39.15
2011P	4.09	18.29	17.78	37.86
EBITDA
Peak	$5.07	$11.33	$10.80	$15.51
LTM	8.73	10.91	14.00	23.61
2009E	10.28	12.77	15.91	33.21
2010P	12.27	14.80	18.45	35.12
2011P	13.12	19.61	20.94	29.54

Baird compared the implied per share equity values in the table above with the Per Share Compensation implied in the Transaction in concluding whether the Consideration was fair to the holders (other than Manpower or its affiliates) of the Company Common Stock from a financial point of view.

Company Selected Acquisition Analysis.  Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Acquiror	Target

• Adecco SA	• MPS Group, Inc
• Kforce Inc.	• RDI Systems, Inc.
• Randstad Holding NV	• Vedior NV
• SFN Group	• Technisource, Inc.
• Caritor, Inc.	• Keane, Inc.
• On Assignment, Inc.	• Oxford Global Resources, Inc.
• Vedior NV	• ACSYS, Inc.

Baird chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transaction or the Company, respectively, and that, accordingly, the analysis of those acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in those acquisition transactions.

Baird calculated the implied per share equity values of the Company Common Stock based on the acquisition transaction multiples of the selected acquisition transactions and compared those values to the Per Share Compensation of $17.65 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

Selected Acquisition Analysis

	Implied Equity Value per Share
	Low	Median	Mean	High

Revenue (LTM 12/31/09)	$10.94	$20.48	$21.63	$33.97
EBITDA (LTM 12/31/09)	8.70	9.80	11.68	21.43

Baird compared the implied per share equity values in the table above with the Per Share Compensation implied in the Transaction in concluding whether the Consideration was fair to the holders (other than Manpower or its affiliates) of the Company Common Stock from a financial point of view.

Company Discounted Cash Flow Analysis.  Baird performed a discounted cash flow analysis utilizing the Company’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) from 2010 to 2019, as provided by the Company’s senior management. In this analysis, Baird calculated the present values of the unlevered free cash flows from 2010 to 2019 by discounting these amounts at rates ranging from 14% to 16%. Baird calculated the present values of the free cash flows beyond 2019 by assuming terminal values ranging from 8.0x to 10.0x year 2019 EBITDA and discounting the resulting terminal values at rates ranging from 14% to 16%. The summation of the present values of the unlevered free cash flows, the present values of the terminal values and the present value of the Company’s net operating loss produced equity values ranging from $14.69 to $19.23 per share, as compared to the Per Share Compensation of $17.65 per share. Baird compared these implied per share equity values with the Per Share Compensation implied in the Transaction in concluding whether the Consideration was fair to the holders (other than Manpower or its affiliates) of the Company Common Stock from a financial point of view.

Manpower Stock Price, Trading Activity and Public Equity Research.  In order to assess the relative public market valuation of the Manpower Common Stock to be used as consideration in the Transaction, Baird reviewed the historical stock prices, historical trading activity and public equity research of Manpower. In considering the historical price and trading activity of the Manpower Common Stock, Baird noted that the high, low and average closing prices for the Manpower Common Stock were $61.48, $23.75 and $45.53, respectively, over the last twelve months and $95.05, $23.60 and $55.55, respectively, over the last three years.

Manpower Selected Publicly Traded Company Analysis.  In order to assess the relative public market valuation of the Manpower Common Stock to be used as consideration in the Transaction, Baird reviewed certain publicly available financial information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

•	Adecco SA

•	Randstad Holding NV

•	TrueBlue, Inc.

•	Kelly Services, Inc.

•	SFN Group

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Manpower operates. Baird noted that none of the companies reviewed is identical to Manpower and that, accordingly, the analysis of those companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of those companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of that company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s total market value to its revenues and EBITDA for the last twelve months ended September 30, 2009, and the projected years ended December 31, 2009, 2010 and 2011. Baird then compared Manpower’s current multiple with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of January 29, 2010, and projected financial information was based on publicly available research reports as of that date. A summary of the implied multiples is provided in the table below.

Selected Company Analysis

	Current
	Manpower		Selected Company Multiples
	Multiple		Low		Median		Mean		High

Revenue
LTM	0.23	x	0.10	x	0.48	x	0.36	x	0.52	x
2009E	0.24		0.11		0.51		0.38		0.55
2010P	0.23		0.10		0.47		0.36		0.54
2011P	0.21		0.10		0.43		0.34		0.51
EBITDA
Peak	4.0	x	3.4	x	4.7	x	5.5	x	9.5	x
LTM	10.4		10.6		16.4		15.7		19.3
2009E	17.0		11.1		17.1		15.9		18.3
2010P	14.0		8.2		14.7		13.4		16.7
2011P	8.8		5.7		9.7		8.9		11.0

Pro Forma Transaction Analysis.  Baird prepared an analysis of the pro forma financial impact of the Transaction on Manpower. In conducting its analysis, Baird relied upon several assumptions, including the Forecasts and consensus equity research analyst estimates for each of Manpower and the Company, and the Synergies for Manpower and the Company. Baird compared the diluted earnings per share of the Manpower Common Stock, on a stand-alone basis, to the pro forma diluted earnings per share of the combined companies. This analysis indicated that the proposed transaction, excluding one-time costs and non-cash items, would be accretive to the combined company’s diluted earnings per share in fiscal years ended December 31, 2010 and 2011. The results of this pro forma transaction analysis are not necessarily indicative of future operating results or financial position.

Historical Exchange Ratio Analysis.  For purposes of this analysis Baird assumed that Manpower would not exercise its right to purchase the Company Common Stock solely for cash, but rather for 50% cash and 50% for Manpower Common Stock. Baird performed an analysis of the historical exchange ratio between the Company Common Stock and the Manpower Common Stock based on the closing market prices of those shares for each trading day over the last three years, and compared the historical exchange ratio to the exchange ratio of 0.164x implied by the stock component of the proposed Transaction. This analysis indicated a historical exchange ratio ranging from a low of 0.029x to a high of 0.150x, with an average exchange ratio of 0.092x during this period. The average historical exchange ratios and associated implied exchange ratio premiums are summarized in the table below.

Historical Exchange Ratio

			Implied
	Average		Offer
	Historical		Exchange
	Exchange		Ratio
	Ratio		Premium

1-Day	0.122	x	34.5%
30-Days	0.105		56.0
90-Days	0.088		86.3
180-Days	0.077		112.1
270-Days	0.074		122.2
1-Year	0.065		152.9
2-Years	0.074		122.6
3-Years	0.092		79.3

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to the Board. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of the analyses and factors considered by Baird, without considering all of the analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company engaged Baird to act as its financial advisor in connection with the contemplated transactions. Pursuant to an engagement letter dated November 17, 2009, Baird will receive a transaction fee of approximately $4.4 million for its services, of which $500,000 has been paid and approximately $3.9 million is contingent upon consummation of the Transaction. Pursuant to this engagement letter, the Company also agreed to pay Baird a fee payable upon delivery of its opinion, regardless of the conclusions reached in its opinion (which opinion fee was creditable against the transaction fee described above). In addition, the Company agreed to reimburse Baird’s reasonable expenses and to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction. In the past, Baird provided investment banking and financial advisory services to the Company and Manpower for which Baird received customary compensation. Baird is a full service securities firm. As such, in the ordinary course of its business, Baird may from time to time trade the securities of the Company or Manpower for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions or effect transactions in those securities. Baird may also prepare equity analyst research reports from time to time regarding the Company or Manpower.

Manpower has retained Georgeson Inc. to act as information agent in connection with the Offer and Mellon Investor Services LLC to act as the exchange agent in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in shares of Company Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any current executive officer, director, affiliate or subsidiary of the Company, except that on January 4, 2010 each of the Company’s executive officers received a grant of Company Restricted Shares, pursuant to the 2004 Plan, in the following amounts: Larry L. Enterline — 100,000 shares; Amy Bobbitt — 27,500 shares; Michael H. Barker — 60,000 shares; Ken R. Bramlett, Jr. — 35,000 shares; and, David L. Kerr — 35,000 shares.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

(a)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase from the Company, at a price per share equal to $17.65, that number of shares of Company Common Stock (the “Top-Up Shares”) equal to the lesser of (a) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Manpower or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than ninety percent (90%) of the number of shares of Company Common Stock that would be outstanding immediately after the issuance of all shares of Company Common Stock subject to the Top-Up Option or (b) the total number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option; provided, that the Top-Up Option shall not be exercisable by Merger Sub to the extent (i) the issuance of the Top-Up Shares would require approval of the Company’s stockholders under Rule 5635 of the NASDAQ listing standards and a waiver of or exemption from such requirement is not obtained from NASDAQ or (ii) any other provision of applicable law shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. Notwithstanding the foregoing, Manpower or Merger Sub may exercise the Top-Up Option only if the number of shares of Company Common Stock beneficially owned by Manpower or Merger Sub immediately prior to the time of exercise of the Top-Up Option constitutes at least seventy percent (70%) of the number of shares of Company Common Stock then outstanding and that Merger Sub shall own, immediately after such exercise and the issuance of Top-Up Shares pursuant thereto, more than ninety percent (90%) of the number of shares of Company Common Stock then outstanding. Merger Sub may exercise the Top-Up Option, in whole or in part, at any time on or after the Appointment Time.

(b)	Delaware General Corporate Law.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Company Common Stock, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise less than 90% of the outstanding shares of Company Common Stock, the affirmative vote by the Company’s stockholders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger.

Anti-takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. The Company elected not to be governed by Section 203 of the DGCL in accordance with its provisions. Therefore, its requirements are inapplicable to the Company.

Appraisal Rights

Information with respect to dissenters’ rights is included in the Prospectus under the caption “The Transaction — Appraisal Rights,” and is incorporated herein by reference.

(c)	Antitrust Laws.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished for review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Company Common Stock by Merger Sub pursuant to the Offer is subject to such requirements. These requirements apply to Merger Sub’s acquisition of shares of Company Common Stock pursuant to the Offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Merger Sub’s acquisition of shares of Company Common Stock pursuant to the Offer and the Merger. At any time before or after Merger Sub’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer and the Merger, the divestiture of shares of Company Common Stock purchased in the Offer or the divestiture of substantial assets of Manpower, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

(d)	Information Statement.

The Information Statement attached as Annex I to this Schedule 14D-9 is being furnished to the Company’s stockholders in connection with the possible designation by Merger Sub after completion of the Offer, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement. The Information Statement is incorporated herein by reference.

(e)	Annual Report on Form 10-K.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on March 2, 2010 and is incorporated herein by reference.

(f)	Projections Disclosure.

In connection with Manpower’s due diligence review of the Company, the Company provided Manpower with projections of the Company’s operating performance for fiscal years 2010 and 2011 (the “Projections “). The Projections were also provided to Baird for use in connection with its financial analysis and were among the “Forecasts” referred to in Item 4(d), “Opinion of the Company’s Financial Advisor” above. In addition, the Company provided Baird with certain internal financial analyses and forecasts for the Company, which were in addition to the Projections, prepared by Company management for use by Baird in connection with its financial analysis.

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to the Company’s future financial performance due to, among other reasons, the uncertainty of the underlying assumptions and estimates. The Projections were not prepared with a view to public disclosure and are included in this Schedule 14D-9 only because such information was made available to Baird and to Manpower in connection with its due diligence review of the Company. Some of the Projections were not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), as applied by the Company at the time the Projections were made and were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the Projections and accordingly, assume no responsibility for them. The Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, Company management. The Projections were prepared solely for internal use in support of strategic planning and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

In compiling the projections, Company management took into account historical performance, combined with estimates regarding revenues, expenses, operating income, EBITDA and capital spending. Although the Projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Company management that Company management believed were reasonable at the time the Projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for the Company’s services, and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of Company management, may cause the Projections or the underlying assumptions not to be reflective of actual future results. In addition, the Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the Merger is consummated. Accordingly, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the Projections. The inclusion of this information should not be regarded as an indication that Manpower, Baird or any other recipient of this information considered, or now considers, the information to be predictive of actual future results.

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the specific portions of the Projections set forth below. No one has made or makes any representation to any shareholder or anyone else regarding the information included in the Projections. For the foregoing reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of specific portions of the Projections in this Schedule 14D-9 should not be regarded as an indication that such Projections will be an accurate prediction of future events, and they should not be relied on as such. The Company has prepared from time to time in the past, and may continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the Projections provided in conjunction with the Offer and the Merger may differ from those projections. The Company does not intend to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or no longer appropriate. The Company also does not intend to make publicly available any such updates or revisions if any are subsequently made, except to the extent required under applicable federal securities laws.

As referred to below, EBITDA is a financial measure commonly used in the Company’s industry but is not defined under GAAP. The EBITDA data presented below may not be comparable to similarly titled measures of other companies. The Company considers EBITDA an important indicator of its operational strength and performance, including its ability to pay interest, service debt and fund capital expenditures. The Company believes EBITDA provides investors with a useful measure of the Company’s ongoing operating performance. Further, EBITDA is one measure used in the calculation of certain ratios to determine the Company’s compliance with its existing credit facility. The Company’s presentation of EBITDA is not a measurement of financial performance and liquidity under GAAP and should not be considered as an alternative to net income, income from operations or any performance measures derived in accordance with GAAP, or as an alternative to cash flows provided by operating, investing or financing activities as a measure of liquidity.

The Projections for fiscal years 2010 and 2011 are as follows ($ in millions):

	Fiscal Year Ended
	December 31,
	2010	2011

Revenue	$717.4	$822.0
Growth%	10.5%	14.6%
EBITDA	38.2	57.9
Margin%	5.3%	7.0%
EBIT	31.1	52.7
Margin%	4.3%	6.4%
Net Income	26.8	30.7
Margin%	3.7%	3.7%
EPS	$1.23	$1.40
Growth	93.7%	13.4%

The Projections were originally derived from the Company’s strategic planning process and the ongoing operational management of the Company’s products. The key assumptions underlying the Projections include:

•	Consolidated revenue increases by 10.5% in 2010 and 14.6% in 2011.

•	Staffing and managed solutions revenue is assumed to increase by 9.2% in 2010 and 13.6% in 2011. This growth is primarily driven by increases in billable headcount.

•	The balance of the revenue growth comes from increases in revenue from MSP, permanent placement and pass-through fee income.

•	Gross margin improves to 25.1% and 25.7% in 2010 and 2011, respectively.

•	GM from staffing and solutions improves by 30 basis points each year. The balance of the improvement in margins is a result of increases in fee income.

•	SG&A as a percentage of revenue is 19.8% in 2010 and 19.6% in 2011.

•	SG&A increases by $10.1 million in 2010 and $11.4 million in 2011. These increases are due to higher commissions plus the cost of additional producers needed to support the projected growth.

•	The effective tax rate is assumed to be 6.5% in 2010 and 40% in 2011. It is assumed the tax valuation allowance will be recognized in early 2011.

•	Cash flow is used to pay down debt.

Reconciliation of EBITDA and EBIT to Net Income

The Company’s Projections include projections of the Company’s EBITDA and EBIT. EBITDA, as defined by the Company, is net income before interest, taxes, depreciation and amortization, which includes the amortization of stock-based compensation. EBIT, as defined by the Company, is net income before interest and taxes. EBITDA and EBIT are not financial measurements prepared in accordance with GAAP.

Neither EBITDA nor EBIT should be considered as a substitute for net income, income from operations or any performance measures derived in accordance with GAAP. Because EBITDA and EBIT each exclude some, but not all, items that affect net income and may vary among companies, EBITDA and EBIT presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and EBIT and net income, a financial measurement prepared in accordance with GAAP, is set forth below. This reconciliation is included in this document pursuant to SEC rules.

The reconciliation of GAAP to non-GAAP is as follows ($ in millions):

	2010	2011

GAAP net income	$26.8	$30.7
Interest expense, net	2.4	1.5
Taxes	1.9	20.5

EBIT	31.1	52.7
Depreciation and amortization	7.1	5.2

EBITDA	$38.2	$57.9

(g)	Cautionary Statement Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference into, this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the federal securities laws. The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.

Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Important factors are described in the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, in the section entitled “Risk Factors.” Further risks and uncertainties include the ability of the Company, Manpower and Merger Sub to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Schedule 14D-9, in the Company’s other filings with the SEC or in materials incorporated therein by reference. All forward-looking statements are qualified by these cautionary statements and made only as of the date they are made.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Preliminary Prospectus of Manpower Inc., dated March 4, 2010 (incorporated by reference to the Registration Statement on Form S-4 filed by Manpower with the SEC on March 4, 2010).*
(a)(2)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-4 filed by Manpower with the SEC on March 4, 2010).*
(a)(3)	Letter to holders of Company Common Stock, dated March 4, 2010.*
(a)(4)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-l thereunder (attached as Annex I to this Schedule 14D-9).*
(a)(5)	Press Release issued by Manpower, dated February 2, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2010).
(e)(1)	Agreement and Plan of Merger, dated February 1, 2010, by and among the Company, Manpower and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2010). The Agreement and Plan of Merger as so filed does not include the exhibit thereto (Exhibit II-1, Employment Agreement dated as of February 1, 2010 between Manpower Inc. and Michael H. Barker, which is incorporated herein by reference to Exhibit 10.1 to Manpower Inc.’s Registration Statement on Form S-4 filed on March 4, 2010) or the Company Disclosure Schedule and Parent Disclosure Schedule referred to therein, copies of which the Company agrees to furnish supplementally to the Commission upon request.
(e)(2)	Letter Agreement between Manpower Inc. and the Company, dated as of March 3, 2010 (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form S-4 filed by Manpower with the SEC on March 4, 2010).
(e)(3)	Tender and Voting Agreement, dated as of February 1, 2010, by and among Manpower Inc. and the persons listed on Schedule I attached thereto (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2010).
(e)(4)	Confidentiality Agreement, dated as of November 19, 2009, by and between Manpower Inc. and the Company.
(e)(5)	Opinion of Robert W. Baird & Co. Incorporated to the Board, dated February 1, 2010 (attached as Annex II to this Schedule 14D-9).*
(e)(6)	2004 Stock Incentive Plan, as Amended and Restated Effective April 13, 2007 (incorporated by reference to Appendix A to the Company’s Proxy Statement filed with the SEC on April 17, 2007).
(e)(7)	2003 Equity Incentive Plan (incorporated by reference to Annex C to the Company’s Proxy Statement on Schedule 14A filed with the SEC on June 24, 2003).
(e)(8)	1995 Equity Participation Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-3 filed with the SEC on July 23, 1997).
(e)(9)	Form of Common Stock Purchase Warrant dated as of April 14, 2003 (incorporated by reference to Exhibit 99.16 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2003).
(e)(10)	First Amended and Restated Employment Agreement dated January 1, 2009, between Larry L. Enterline and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2009).
(e)(11)	First Amended and Restated Employment Agreement dated January 1, 2009, between Amy Bobbitt and the Company (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2009).
(e)(12)	Second Amended and Restated Employment Agreement dated January 1, 2009, between Michael H. Barker and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2009).
(e)(13)	First Amended and Restated Employment Agreement dated January 1, 2009, between Ken R. Bramlett, Jr. and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2009).

Exhibit No.	Description

(e)(14)	Second Amended and Restated Employment Agreement dated January 1, 2009, between David L. Kerr and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2009).
(e)(15)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on My 4, 2005).

*	Included with materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMSYS IT PARTNERS, INC.

By:	/s/ Larry L. Enterline
Name:     Larry L. Enterline

Title:	Chief Executive Officer

Dated: March 4, 2010

ANNEX I

COMSYS IT PARTNERS, INC.

4400 POST OAK PARKWAY
SUITE 1800
HOUSTON, TEXAS 77027

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (the “Information Statement”) is being mailed on or about March 4, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of COMSYS IT Partners, Inc., a Delaware corporation, with respect to the tender offer by Taurus Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Manpower Inc., a Wisconsin corporation (“Manpower”), to the holders of record of shares of our common stock, par value $0.01 per share (“common stock”). Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to COMSYS IT Partners, Inc. You are receiving this Information Statement in connection with the possible election of persons designated by Manpower to seats on our board of directors (the “Board” or “Board of Directors”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated February 1, 2010 (the “Merger Agreement”), by and among Manpower, Merger Sub and us that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Merger Sub will merge with and into us (the “Merger”).

Pursuant to the Merger Agreement, Merger Sub commenced an exchange offer (the “Offer”) on March 4, 2010 to acquire all of the outstanding shares of our common stock, where each share of common stock accepted by Merger Sub would be exchanged for either (at the stockholder’s election) $17.65 in cash or $17.65 in fair market value of shares of Manpower common stock, $0.01 par value per share (the “Manpower Common Stock”), where fair market value is the average trading price of Manpower Common Stock during the ten trading days ending on and including the second trading day prior to the closing of the Offer, all upon the terms and conditions set forth in the Prospectus, dated March 4, 2010 (the “Prospectus”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on April 2, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will acquire all shares of our common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Prospectus and the accompanying Letter of Election and Transmittal have been mailed to our stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Manpower with the Securities and Exchange Commission (the “SEC”) on March 4, 2010.

On February 1, 2010, our directors, executive officers and certain of our stockholders, who collectively own or control approximately 26.7 percent of the outstanding shares of our common stock, or 29.5 percent on a fully-diluted basis, entered into a Tender and Voting Agreement with Merger Sub and Manpower (the “Tender and Voting Agreement”). Under the terms of the Tender and Voting Agreement, such stockholders have agreed that, subject to certain exceptions, such as the termination of the Merger Agreement, they will tender their shares in the Offer and will vote their shares in favor of the Merger and the Merger Agreement, if necessary.

The Merger Agreement provides that, after such time as Merger Sub accepts for payment any shares of our common stock tendered pursuant to the Offer and at all times thereafter through the effective time of the Merger contemplated by the Merger Agreement (the “Effective Time”), we shall take all action reasonably necessary, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder, to cause persons designated by Manpower to become members of the Board so that the total number of such persons (rounded up to the nearest whole number of directors) constitutes the same percentage of the total number of directors on the Board (after giving effect to the election of the additional directors) as the number of shares of our common stock owned by Manpower or Merger Sub (including shares of our common stock accepted for payment) bears to the total number of shares of our common stock outstanding. We have agreed to use our reasonable efforts to secure the resignation of directors, to promptly fill vacancies or newly created directorships on the Board, and/or to increase the size of the Board to the extent necessary to permit Manpower’s designees to be elected to the Board in accordance with the Merger Agreement.

Notwithstanding the foregoing, prior to the Effective Time, the Board will always have at least two members who were our directors prior to consummation of the Offer (each, a “Continuing Director”). If the number of Continuing Directors is reduced to fewer than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy. Following the election or appointment of Manpower’s designees to the Board and until the Effective Time, the Merger Agreement provides that the affirmative vote of a majority of the Continuing Directors shall be required for us to (i) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement, (ii) waive any of our rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of Manpower’s and Merger Sub’s respective obligations under the Merger Agreement, or (iv) approve any other action by us which is reasonably likely to adversely affect the interests of our stockholders (other than Manpower, Merger Sub and their affiliates (other than us and our subsidiaries)) with respect to the transactions contemplated by the Merger Agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Manpower’s designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Manpower, Merger Sub and Manpower’s designees has been furnished to us by Manpower, and we assume no responsibility for the accuracy or completeness of the information.

MANPOWER DESIGNEES TO THE OUR BOARD OF DIRECTORS

Manpower has informed us that it will choose its designees to the Board from the executive officers and directors of Manpower and/or Merger Sub listed in Schedule I to the Prospectus, a copy of which is being mailed to our stockholders. The information with respect to such individuals in Schedule I to the Prospectus is incorporated herein by reference. Manpower has informed us that each of the executive officers and directors of Manpower and/or Merger Sub listed in Schedule I to the Prospectus who may be chosen has consented to act as one of our directors, if so designated.

Based solely on the information set forth in Schedule I to the Prospectus filed by Merger Sub, none of the executive officers or directors of Manpower and/or Merger Sub listed in Schedule I to the Prospectus (1) is currently a director of, or holds any position or office with, us, or (2) has a familial relationship with any of our directors or executive officers. We have been advised that, to the best knowledge of Merger Sub and Manpower, none of the executive officers or directors of Manpower and/or Merger Sub listed in Schedule I to the Prospectus beneficially owns any of our equity securities (or rights to acquire such equity securities) and none have been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Manpower has informed us that, to the best of Manpower’s knowledge, none of the executive officers or directors of Manpower and/or Merger Sub listed in Schedule I to the Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, (iv) has been subject to any judgment, decrees or final order enjoining the person from engaging in any type of business practice or (v) has otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K.

It is expected that Manpower’s designees to our Board of Directors may assume office at any time following the purchase by Merger Sub of shares of our common stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than April 2, 2010. It is currently not known which, if any, of our current directors would resign.

CERTAIN INFORMATION CONCERNING COMSYS IT PARTNERS, INC.

Our authorized capital stock consists of 95,000,000 shares of common stock and 5,000,000 shares of preferred stock, no par value per share. As of the close of business on March 1, 2010, there were 21,293,875 shares of our common stock outstanding and no shares of preferred stock outstanding. Our Board of Directors currently consists of seven members and has two vacancies.

Our common stock is the only class of our voting securities outstanding that is entitled to vote at a meeting of our stockholders. Each share of our common stock entitles the record holder to one vote on all matters submitted to a vote of our stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information about the beneficial ownership of our common stock as of March 1, 2010. We have listed each person known to us that beneficially owns more than 5% of our outstanding common stock, each of our directors, each of our executive officers identified in the Summary Compensation Table below (the “named executive officers”), and all directors and current executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The percentage ownership is based on 21,293,875 shares of common stock outstanding as of March 1, 2010. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 1, 2010 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The amounts set forth below do not give effect to the accelerated vesting of options to purchase our common stock that will result from the consummation of the Merger.

Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. Unless otherwise indicated, the address for each of the individuals listed below is c/o COMSYS IT Partners, Inc., 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number		Percent[1]

Wachovia Investors, Inc., et. al. 301 South College Street, 12th Floor Charlotte, North Carolina 28288	3,222,917	(2)	15.1%
Amalgamated Gadget, L.P. City Center Tower II 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102	2,015,507	(3)	9.4%
Credit Suisse AG Uetilbergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland	1,506,842	(4)	7.1%
Bank of America Corporation et. al. 100 North Tryon Street Floor 25, Bank of America Corporate Center Charlotte, North Carolina 28255	1,434,389	(5)	6.7%
Barclays PLC 1 Churchill Place London, England E14 5HP	1,320,516	(6)	6.2%
Links Partners, L.P. and Inland Partners, L.P. et. al. 61 Wilton Avenue, 2nd Floor Westport, Connecticut 06880	1,147,637	(7)	5.4%
Larry L. Enterline	733,157	(8)	3.4%
Amy Bobbitt	69,765	(9)	*
David L. Kerr	311,019	(10)	1.5%
Michael H. Barker	342,062	(11)	1.6%
Ken R. Bramlett, Jr.	248,220	(12)	1.2%
Frederick W. Eubank II	45,000		*
Robert Fotsch	12,480	(13)	*
Robert Z. Hensley	12,000		*
Victor E. Mandel	32,000	(14)	*
Courtney R. McCarthy	45,000		*
Elias J. Sabo	1,197,637	(15)	5.6%
Directors and Executive Officers as a Group (11 persons)	3,048,340		14.3%

*	Less than one percent.

(1)	These calculations are based on an aggregate of 21,293,875 shares issued and outstanding as of March 1, 2010. Warrants and options to purchase shares held by a person that are exercisable or become exercisable within the 60-day period after March 1, 2010, are deemed to be outstanding for the purpose of calculating the percentage of outstanding shares owned by that person but are not deemed to be outstanding for the purpose of calculating the percentage owned by any other person.

(2)	The amount and nature of the shares beneficially owned are based on a Schedule 13D/A filed on February 5, 2010 by Wachovia Investors, Inc. and Wells Fargo & Company. Wachovia Investors, Inc. and Wells Fargo & Company have reported shared voting and dispositive power over the shares. Wachovia Investors, Inc. is party to the Tender and Voting Agreement with Manpower Inc. but disclaims beneficial ownership of any shares held by the other parties to the Tender and Voting Agreement.

(3)	The amount and nature of the shares beneficially owned are based on a Schedule 13G/A filed on February 12, 2010. This amount includes 163,412 shares of common stock issuable upon exercise of warrants, all of which are currently exercisable. An additional 5,224,071 shares are subject to cash-settled equity swaps, which have no effect on beneficial ownership. Amalgamated Gadget, L.P., an investment manager for R2 Investments, LDC, has sole voting and dispositive power over the reported shares and R2 Investments LDC has no beneficial ownership of such shares. R2 Investments, LDC was a senior secured lender under Venturi Partners, Inc.’s credit facility, which was paid off on September 30, 2004. Amalgamated Gadget, L.P. is controlled by Scepter Holdings, Inc., its general partner, and Mr. Geoffrey Raynor, the President and the sole shareholder of Scepter Holdings, Inc. As the sole general partner of Amalgamated Gadget, L.P., Scepter Holdings, Inc. has sole voting and dispositive power over the reported shares. As the President of Scepter Holdings, Inc., Mr. Raynor has sole voting and dispositive power over the reported shares.

(4)	The amount and nature of the shares beneficially owned are based on a Schedule 13G/A filed on February 16, 2010 by Credit Suisse AG. Credit Suisse AG reported shared voting and dispositive power over the shares shown in the table.

(5)	The amount and nature of the shares beneficially owned are based on a Schedule 13G/A filed on February 1, 2010 by Bank of America Corporation, Bank of America, NA, Columbia Management Advisors, LLC, IQ Investment Advisors LLC and Merrill Lynch, Pierce, Fenner & Smith, Inc. Bank of America reported shared voting power over 1,423,272 shares and shared dispositive power over 1,434,389 shares. Bank of America, NA reported sole voting and dispositive power over 147 shares, shared voting power over 21,706 shares and shared dispositive power over 32,823 shares. Columbia Management Advisors, LLC reported sole voting power over 21,598 shares, sole dispositive power over 32,542 shares and shared dispositive power over 173 shares. IQ Investment Advisors LLC reported shared voting and dispositive power over 2,300 shares. Merrill Lynch, Pierce, Fenner & Smith, Inc. reported sole voting and dispositive power over 1,399,119 shares.

(6)	The amount and nature of the shares beneficially owned are based on a Schedule 13G filed on February 16, 2010 by Barclays PLC. Barclays PLC reported sole voting and dispositive power over the shares shown in the table.

(7)	The amount and nature of the shares beneficially owned are based on a Schedule 13D/A filed on February 4, 2010 by Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Mr. Arthur Coady, Mr. Elias Sabo and Mr. Joe Massoud. Links Partners and Inland Partners have reported shared voting and dispositive power with respect to 587,759 and 559,878 shares, respectively. All other parties reporting in this amendment have reported shared voting and dispositive powers with respect to all shares reported. The number of shares of common stock shown in the table includes 85,242 shares subject to warrants that are currently exercisable. Links Partners, L.P. and Inland Partners, L.P. are parties to the Tender and Voting Agreement with Manpower Inc.

(8)	Includes 236,000 shares subject to stock options that are currently exercisable, as well as 275,639 unvested shares of restricted stock.

(9)	Includes 60,255 unvested shares of restricted stock.

(10)	Includes 89,651 unvested shares of restricted stock.

(11)	Includes 137,226 shares subject to stock options that are currently exercisable, as well as 162,701 unvested shares of restricted stock. Mr. Barker may be deemed to be the beneficial owner of an aggregate of 2,000 shares of our common stock held by two of his adult children. Mr. Barker disclaims the beneficial ownership of such shares.

(12)	Includes 130,000 shares subject to stock options that are currently exercisable, as well as 89,651 unvested shares of restricted stock.

(13)	Mr. Fotsch may be deemed to be the beneficial owner of an aggregate of 480 shares of our common stock held by four of his minor children. Mr. Fotsch disclaims the beneficial ownership of such shares.

(14)	Includes 7,000 shares subject to stock options that are currently exercisable.

(15)	The amount and nature of the shares beneficially owned are based on a Schedule 13D/A filed on February 4, 2010 by Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Mr. Arthur Coady, Mr. Elias Sabo and Mr. Joe Massoud and a Form 4 filed on March 2, 2009 by Elias Sabo. Mr. Sabo has reported shared voting and dispositive power over 1,147,637 shares and sole voting and dispositive power over 50,000 shares. The number of shares of common stock shown in the table also includes 85,242 shares subject to warrants that are currently exercisable.

Wachovia Investors, Inc., Links Partners, L.P, Inland Partners, L.P. and each of the individuals listed in the above table is a party to the Tender and Voting Agreement with Manpower Inc. and, therefore, may be considered a “group” that beneficially owns 6,271,257, or 29.5%, of our common stock. Such amount includes 595,468 shares subject to options and warrants.

OUR CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the name, age and position of each of our executive officers and directors.

Name	Age	Director Since	Position

Larry L. Enterline	57	2000	Director and Chief Executive Officer
Frederick W. Eubank II	46	2004	Chairman
Robert Fotsch	51	2006	Director
Robert Z. Hensley	52	2006	Director
Victor E. Mandel	45	2003	Director
Courtney R. McCarthy	34	2006	Director
Elias J. Sabo	39	2003	Director
Michael H. Barker	55	*	Executive Vice President and Chief Operating Officer
Ken R. Bramlett, Jr.	50	*	Senior Vice President, General Counsel and Corporate Secretary
David L. Kerr	57	*	Senior Vice President — Corporate Development
Amy Bobbitt	48	*	Senior Vice President and Chief Accounting Officer

*	Denotes executive officer.

Biographical information regarding each of our directors and executive officers is as follows. The following paragraphs also include specific information about each director’s experience, qualifications, attributes or skills that led the Board of Directors to the conclusion that the individual should serve on the Board as of the time of this filing, in light of our business and structure:

Larry L. Enterline.  Mr. Enterline was re-appointed as our Chief Executive Officer effective February 2, 2006. Mr. Enterline had previously served as our Chief Executive Officer from December 2000, when we were known as Venturi Partners, Inc. (“Venturi”), until September 30, 2004, when we completed our merger (the “COMSYS/Venturi merger”) with COMSYS Holding, Inc. (“Old Comsys”). He has served as a member of our Board of Directors since December 2000 and served as Chairman of the Board of Directors from December 2000 until the COMSYS/Venturi merger. Prior to joining us, Mr. Enterline served in a number of senior management positions at Scientific-Atlanta, Inc. from 1989 to 2000, the last of which was Corporate Senior Vice President for Worldwide Sales and Service. He also held management positions in the marketing, sales, engineering and products areas with Bailey Controls Company and Reliance Electric Company from 1974 to 1989. Mr. Enterline also serves on the boards of directors of Raptor Networks Technology, Inc. and Concurrent Computer Corporation.

In addition to his extensive knowledge of us, Mr. Enterline is qualified for service on the Board based on his leadership skills and long-standing senior management experience in the technology industry. His current service on the boards of directors of other public companies in the technology sector brings valuable perspective to our Board.

Frederick W. Eubank II.  Mr. Eubank has served as a director since the completion of the COMSYS/Venturi merger in September 2004 and as Chairman of the Board of Directors since November 2006. Mr. Eubank joined Wachovia Capital Partners (formerly First Union Capital Partners), an affiliate of Wachovia Investors and Wells Fargo & Company, in 1989 and currently serves as its Chief Investment Officer. Prior to joining Wachovia Capital Partners, Mr. Eubank was a member of Wachovia’s specialized industries group. Mr. Eubank also serves on the boards of directors of CapitalSource Inc., Nuveen Investments, Inc., and Windy City Investments, Inc.

Mr. Eubank is qualified for service on the Board due to his many years of experience in the banking and finance industry, culminating with his senior management experience as Chief Investment Officer of Wachovia Investors, which provides our Board with invaluable financial expertise. His service on the board and compensation committee of other public and private companies brings additional insight to our Board.

Robert Fotsch.  Mr. Fotsch has served as a director since July 2006. Since 2008, Mr. Fotsch has served as the Chief Executive Officer of Wellman Plastics Recycling, LLC, and New Horizons Plastics Recycling, LLC, both of which are plastics recycling companies. From 1996 to 2005, Mr. Fotsch served as Chief Executive Officer of Strategic Outsourcing, Inc., a professional employer organization company. Mr. Fotsch’s prior experience also includes service as Chief Executive Officer (from 1992 until 1995) and Chief Operating Officer (from 1988 until 1992) of Home Innovations, Inc., a textile company. Prior to joining Home Innovations, Inc., Mr. Fotsch held management positions with Electronic Data Systems, Inc. and General Motors Corporation.

Mr. Fotsch is qualified for service on the Board due to his nine years of experience as Chief Executive Officer of a professional employment company. With over twenty years of senior management experience total, Mr. Fotsch brings invaluable expertise to our Board.

Robert Z. Hensley.  Mr. Hensley has served as a director since November 2006. Mr. Hensley served from 1990 to 2002 as an audit partner and, from 1997 to 2002, as office managing partner, for the Nashville office of Arthur Andersen LLP. From 2002 to 2003, he was an audit partner in the Nashville office of Ernst & Young LLP. He currently serves, or served within the last five years, on the boards of directors of Advocat, Inc., Spheris, Inc., HealthSpring, Inc. and Capella Healthcare, Inc. He is also a senior advisor to the transaction advisory serices group of Alvarez and Marsal, LLC.

Mr. Hensley is qualified for service on the Board because of his experience with finance and accounting matters spanning more than two decades. Mr. Hensley’s service on audit and compensation committees for various companies also provides our Board with helpful perspective.

Victor E. Mandel.  Mr. Mandel has served as a director since April 2003. Since 2001, Mr. Mandel has served as managing member of Criterion Capital Management, an investment company. From May 1999 to November 2000, Mr. Mandel was Executive Vice President — Finance and Development of Snyder Communications, Inc., with operating responsibility for its publicly-traded division, Circle.com. From June 1991 to May 1999, Mr. Mandel was a Vice President in the Investment Research department at Goldman Sachs & Co. covering emerging growth companies. During the past five years, Mr. Mandel served on the board of directors of Broadpoint Securities Group.

Mr. Mandel is qualified for service on the Board because of his extensive background in finance and investment banking. In particular, his familiarity with complex accounting issues and financial statements, as well as his service on the board of another public company, provide insight to our Board.

Courtney R. McCarthy.  Ms. McCarthy has served as a director since July 2006. Prior to joining our Board of Directors, Ms. McCarthy served as a Board observer from the completion of the merger in September 2004 to July 2006. Ms. McCarthy joined Wachovia Capital Partners in 2000, where she currently serves as a Principal, focusing on investments in the financial services and healthcare industries. From 1997 to 2000, Ms. McCarthy served as an associate and analyst in Wachovia’s Leveraged Capital Group where she focused on mezzanine and equity investments and on “one-stop” financings for leveraged transactions.

Ms. McCarthy is qualified for service on the Board based on her extensive finance and investment experience, as well as her extensive knowledge of the staffing services industry.

Elias J. Sabo.  Mr. Sabo has served as a director since April 2003. Since 1998, Mr. Sabo has served as a founding partner at Compass Group Management LLC. Prior to joining Compass, Mr. Sabo worked in the acquisition department for Colony Capital, a Los Angeles-based real estate private equity firm, from 1992 to 1996 and as a healthcare investment banker for CIBC World Markets (formerly Oppenheimer & Co.) from 1996 to 1998.

Mr. Sabo is qualified for service on the Board because of his depth of experience in private equity and investment banking, as well as his entrepreneurial experience as founder of an investment management company. Such expertise provides valuable insight to the Board.

Michael H. Barker.  Mr. Barker has served as our Executive Vice President and Chief Operating Officer since October 2006. Mr. Barker served as our Executive Vice President — Field Operations from the completion of the COMSYS/Venturi merger in September 2004 until October 2006. Prior to the COMSYS/Venturi merger, Mr. Barker had served as the President of Division Operations of Venturi since January 2003. From January 2001 through January 2003, Mr. Barker served as President of Venturi’s Technology Division. Prior to that time, Mr. Barker served as President of Divisional Operations of Venturi from October 1999 to January 2001 and as President of its Staffing Services Division from January 1998 until October 1999. Prior to joining Venturi, from 1995 to 1997 Mr. Barker served as the Chief Operations Officer for the Computer Group Division of IKON Technology Services, a diversified technology company.

Ken R. Bramlett, Jr. Mr. Bramlett was re-appointed as our Senior Vice President, General Counsel and Corporate Secretary effective January 3, 2006. Mr. Bramlett had previously served in a number of senior management positions with our company from 1996, when our company was known as Venturi Partners, Inc., until September 30, 2004, when we completed the COMSYS/Venturi merger. His last position prior to the COMSYS/Venturi merger was Senior Vice President, General Counsel and Secretary. Prior to rejoining us, Mr. Bramlett was a partner in the business law department of Kennedy Covington Lobdell & Hickman LLP, a Charlotte, North Carolina law firm, from March 2005 to December 2005. Mr. Bramlett also serves on the boards of directors of World Acceptance Corporation and Raptor Networks Technology, Inc.

David L. Kerr.  Mr. Kerr has served as our Senior Vice President — Corporate Development since the completion of the COMSYS/Venturi merger in September 2004. Prior to the COMSYS/Venturi merger, Mr. Kerr had served as Senior Vice President — Corporate Development of Old COMSYS since July 2004. Mr. Kerr joined Old COMSYS in October 1999 and served as its Chief Financial Officer and a Senior Vice President until December 2001. Old COMSYS retained Mr. Kerr as an independent consultant from January 2002 to July 2004, during which time Old COMSYS sought his advice and counsel on a number of business matters related to the IT staffing industry, including corporate development, mergers and acquisitions, divestitures, sales operations and financial transactions. Prior to joining Old COMSYS, Mr. Kerr was the Founder, Principal Officer, Shareholder and Managing Director of Omni Ventures LLC and Omni Securities LLC. Mr. Kerr was previously a partner with KPMG where he specialized in merger and acquisition transactions.

Amy Bobbitt.  Ms. Bobbitt has served as our Senior Vice President and Chief Accounting Officer since September 2007. Prior to that, Ms. Bobbitt served as our Vice President of Finance since June 2006. Previously, Ms. Bobbitt was employed by Amkor Technology, Inc. from February 2005 to June 2006, where she served as Vice President and Corporate Controller. Prior to that, she served as Chief Accounting Officer and Corporate Controller at Rockford Corporation from December 2003 to February 2005. Ms. Bobbitt was the Vice President and Chief Financial Officer of Pima Capital Development Company for approximately eight years and was formerly an audit manager with Deloitte & Touche. Ms. Bobbitt received her Bachelor of Science in Business Administration, majoring in Accounting, from The Ohio State University and also maintains her Certified Public Accountant license.

CORPORATE GOVERNANCE AND BOARD MATTERS

Corporate Governance

Our Board of Directors has adopted a Corporate Governance Policy, which is posted on our website under the “Corporate Governance” caption. This policy addresses the following matters, among others: composition of the Board of Directors, director qualifications, selection of directors, director responsibilities, service on other boards, director compensation and performance, Board committees and their responsibilities, management’s responsibilities, director access to senior management, attendance of non-director executive officers at Board of Director meetings, the Board of Directors’ interaction with institutional investors, press and customers, executive sessions of independent directors, director orientation and continuing education, evaluation of our Chief Executive Officer, succession planning and compliance with our Code of Business Conduct and Ethics.

Independence of the Board

Our Corporate Governance Policy provides that a majority of our directors must be “independent” as provided by the Nasdaq listing standards. Our Board of Directors has determined that all directors, except for Mr. Enterline, meet the standards regarding independence set forth in the Nasdaq listing standards and our Corporate Governance Policy. In conducting its review of director independence, the Board of Directors reviewed the following transactions, relationships or arrangements.

Name	Matter Considered

Elias Sabo	Staffing services purchased by us from Venturi Staffing Partners in the normal course of business
Frederick Eubank and Courtney McCarthy	Staffing services provided to Wells Fargo in the normal course of business

Committees of the Board

Our Board of Directors has a standing Audit Committee, Compensation Committee and Governance and Nominating Committee. The charters for each of these committees can be found on our website at www.comsys.com under the “Corporate Governance” caption. Our Corporate Governance Policy and Code of Business Conduct and Ethics, which are referenced in the charters and described in more detail below, are also posted on our website under the “Corporate Governance” caption. Alternatively, you can obtain copies of these documents by writing to our Corporate Secretary, COMSYS IT Partners, Inc., 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027.

The following table provides information about the operations and key functions of each committee:

			Number of
			Meetings in
Committee	Members	Principal Functions	Fiscal 2009

Audit	Robert Z. Hensley(1) Robert Fotsch Victor E. Mandel	• Oversees (i) our accounting, auditing and financial reporting processes, including qualifications, independence and performance of our independent registered public accounting firm, (ii) our internal audit function, (iii) the integrity of our financial statements, (iv) our systems of internal controls regarding finance and accounting and (v) our risk management and legal and regulatory compliance.	8

Number of
Meetings in
Committee	Members	Principal Functions	Fiscal 2009

•   Appoints, sets compensation for, oversees and, where appropriate, replaces our independent registered public accounting firm, resolves disagreements between management and the independent registered public accounting firm regarding financial reporting and pre-approves all auditing, internal control-related and permitted non-audit services.

•   Reviews and discusses with management and the independent registered public accounting firm our annual audited and quarterly unaudited financial statements, including disclosures made in management’s discussion and analysis, as well as our quarterly earnings releases.

•   Discusses with management and the independent registered public accounting firm significant reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in accounting principles and quality and appropriateness of the accounting principles as applied in financial reporting.

•   Reviews and discusses with management and the independent registered public accounting firm any major issues as to the adequacy of our internal controls, any material control deficiencies and steps adopted in light thereof and adequacy of disclosures regarding any changes in internal control over financial reporting.

			Number of
			Meetings in
Committee	Members	Principal Functions	Fiscal 2009

•   Reviews and discusses with management and the independent registered public accounting firm management’s report on internal control over financial reporting and the audit on the effectiveness of internal control over financial reporting and the independent registered public accounting firm’s report thereon.

•   Reviews and discusses quarterly reports from the independent registered public accounting firm on critical accounting policies and any alternative treatments of financial information within GAAP that have been discussed with management, including ramifications of the use thereof and the treatment preferred by the independent registered public accounting firm.

		• Maintains an open avenue of communication with the Board of Directors, our independent registered public accounting firm, our internal auditors and our management.
		• Reviews and approves related person transactions.
Compensation	Frederick W. Eubank II(1) Courtney R. McCarthy Robert Z. Hensley	• Oversees, evaluates and, where appropriate, administers our compensation policies, plans and practices, particularly for our executives.	3
		• Assists the Board of Directors in discharging its responsibilities relating to the compensation of our executives, including our Chief Executive Officer and other key employees.
		• Evaluates the performance of our Chief Executive Officer and other executives in light of established performance goals and objectives.

			Number of
			Meetings in
Committee	Members	Principal Functions	Fiscal 2009

		• Sets the compensation of our Chief Executive Officer and other executives upon such evaluation.
		• Reviews and makes recommendations to the full Board of Directors on director compensation.
		• Reviews and discusses the annual Compensation Discussion and Analysis with management.
Governance and Nominating	Frederick W. Eubank II Courtney R. McCarthy Elias J. Sabo	• Subject to our charter and bylaws, identifies individuals who are qualified to become members of the Board of Directors and selects candidates to be submitted for election at the Annual Meeting.	1
		• Assesses the effectiveness of the Board of Directors and its committees.
		• Reviews various corporate governance issues affecting us, including the number and functions of the Board of Directors’ committees and their governing charters.
		• Develops and recommends to the Board of Directors a set of corporate governance principles and a code of business conduct and ethics.

(1)	Committee Chairman.

Audit Committee

Our Audit Committee currently consists of Messrs. Hensley, Mandel and Fotsch. Our Board of Directors has determined that each current member of the Audit Committee is independent for purposes of serving on the Audit Committee under the Nasdaq listing standards and applicable federal law. Our Board of Directors has also determined that each current member of the Audit Committee is financially literate under the Nasdaq listing standards and that Mr. Hensley, as Chairman, is an audit committee financial expert as defined by the SEC.

Compensation Committee

Our Compensation Committee currently consists of Mr. Eubank, Ms. McCarthy and Mr. Hensley. Our Board of Directors has determined that each current member of the Compensation Committee is independent for purposes of serving on such committee under the Nasdaq listing standards.

Our Board of Directors has also determined that each current member of the Compensation Committee is an “outside director” in accordance with Section 162(m) of the Internal Revenue Code and that Mr. Eubank,

Ms. McCarthy and Mr. Hensley currently qualify as “non-employee directors” in accordance with Rule 16b-3 of the Exchange Act.

Governance and Nominating Committee

Our Governance and Nominating Committee currently consists of Mr. Eubank, Ms. McCarthy and Mr. Sabo and has two vacancies created by the resignations of two former directors. Our Board of Directors has determined that each current member of the Governance and Nominating Committee is independent for purposes of serving on such committee under the Nasdaq listing standards.

Director Nomination Process

Subject to the provisions of our charter and bylaws described below, the Governance and Nominating Committee identifies individuals who are qualified to become members of the Board of Directors and, on behalf of the Board of Directors, selects and recommends director candidates to be submitted for election at the Annual Meeting in accordance with our Corporate Governance Policy. Our Corporate Governance Policy outlines the criteria for Board membership. These criteria reflect the Board’s belief that all directors should have the highest personal and professional integrity and should be persons who have demonstrated exceptional ability, diligence and judgment. In addition, the policy requires that at least a majority of the Board of Directors consist of independent directors. The Governance and Nominating Committee will also take into account the nature and time involved in an individual’s service on other boards (considering, among other factors, the specific board committees on which he or she sits) in evaluating the individual’s suitability for our Board of Directors. Directors should also be willing and able to devote the required amount of time to our business. The Governance and Nominating Committee has not developed or recommended to the Board of Directors any specific criteria for Board of Director membership to complement these general criteria. The Governance and Nominating Committee may consider diversity in identifying director nominees, but it does not have a formal policy regarding the consideration of diversity.

Our charter provides that directors may be nominated in accordance with Section 3.2 of our bylaws. Section 3.2 provides that nominations may be made:

•	on behalf of our Board of Directors by the Governance and Nominating Committee in accordance with Section 3.2;

•	pursuant to any agreement of ours under which a party has a contractual right to nominate a director; and

•	by any stockholder who is a stockholder as of the record date of any meeting and who complies with the advance notice requirements of Section 3.2 of our bylaws, which stockholder nomination process is described in more detail under the heading “Nominations by Stockholders” set forth below.

Nominations by Stockholders

Our bylaws permit stockholders to nominate directors for election at an Annual Meeting of Stockholders, whether or not such nominee is submitted to and evaluated by the Governance and Nominating Committee. To nominate a director using this process, the stockholder must follow procedures set forth in our bylaws. Those procedures require a stockholder to notify our Corporate Secretary of a proposed nominee not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders. Notwithstanding the foregoing, if the Annual Meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be received (i) not less than 90 days before the meeting or 10 days following the day on which public announcement of the date of the Annual Meeting was first made by us and (ii) not more than 120 days prior to the meeting. The notice to the Corporate Secretary should include the following:

•	The nominee’s name, age and business and residence addresses;

•	The nominee’s principal occupation or employment;

•	The class or series and number of shares of our capital stock, if any, owned beneficially or of record by the nominee;

•	The name and address of the stockholder as they appear on our books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made;

•	The class or series and number of shares of our capital stock owned by the stockholder beneficially and of record;

•	A description of all arrangements or understandings among the stockholder, the beneficial owner, if any, on whose behalf the nomination is made, and the nominee;

•	A representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the candidate specified in the notice; and

•	Any other information regarding the nominee, stockholder and the beneficial owner, if any, on whose behalf the nomination is made, that would be required to be included in a proxy statement relating to the election of directors.

Subject to the provisions of our charter and bylaws, the Governance and Nominating Committee will consider director candidates recommended by stockholders. If a stockholder wishes to recommend a director for nomination by the Governance and Nominating Committee, the stockholder should follow the same procedures set forth above for nominations to be made directly by the stockholder. In addition, the stockholder should provide such other information as it may deem relevant to the Governance and Nominating Committee’s evaluation. Candidates recommended by our stockholders are evaluated on the same basis as candidates recommended by our directors, Chief Executive Officer, other executive officers, third party search firms or other sources.

For more details regarding the nomination process, please refer to our charter and bylaws, which were filed as Exhibits 3.1 and 3.2 to our Current Report on Form 8-K filed with the SEC on October 4, 2004, an amendment to our bylaws, which was filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on May 4, 2005, and our Corporate Governance Policy, which is posted on our website.

Board Leadership Structure

The Board believes that it should have flexibility to determine whether it is best for us at any particular point in time for the roles of the Chief Executive Officer and Chairman of the Board to be separate or combined and, if separate, whether the Chairman should be selected from the independent directors or be an employee. The roles of Chief Executive Officer and Chairman of the Board are currently separated, with Mr. Enterline serving as Chief Executive Officer and Mr. Eubank serving as Chairman. Mr. Eubank is an independent director under applicable Nasdaq standards. The Board believes that this current structure is the most effective model for us and our stockholders at this time, as it provides Mr. Enterline the ability to focus his attention on our day-to-day operations, as well as providing for a strong presence by the independent directors on the Board by having an independent director as the Chairman.

Pursuant to the Corporate Governance Policy, whenever the Chairman of the Board is not an independent director, the independent directors may: (i) select from among themselves a continuing presiding independent director to preside at one or more separate meetings of the independent directors or (ii) adopt a procedure for selecting from among themselves a specific presiding independent director to preside at each separate meeting. The presiding independent director also may be responsible for representing the independent directors with respect to certain matters as to which the views of the independent directors are sought pursuant to specific provisions of Corporate Governance Policy or otherwise in a manner consistent with the policy and with respect to such other responsibilities as the independent directors as a whole might designate from time to time. Unless another selection is made by the independent directors, the Chairman of the Governance and Nominating Committee shall be the presiding independent director. At this time, there is no presiding independent director because the Chairman of the Board is an independent director.

The Board’s Role in Risk Oversight

Management is responsible for managing the risks that we face. The Board is responsible for overseeing management’s approach to risk management. The involvement of the full Board in reviewing our strategic objectives and plans is a key part of the Board’s assessment of management’s approach and tolerance to risk. While the Board has ultimate oversight responsibility for overseeing management’s risk management process, various committees of the Board assist it in fulfilling that responsibility.

The audit committee assists the Board in its oversight of risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The compensation committee assists the Board in its oversight of the evaluation and management of risks related to our compensation policies and practices.

Liability Insurance and Indemnification Agreements

We provide liability insurance for our current directors and officers and, pursuant to the COMSYS/Venturi merger agreement, maintain liability insurance for actions of both our and Old COMSYS’ former officers and directors that took place prior to the COMSYS/Venturi merger. We also have contractual indemnification arrangements with our directors and officers under which we agree, in certain circumstances, to compensate them for costs and liabilities incurred in actions brought against them while acting as our directors or officers.

Meetings of the Board; Meeting Attendance

The Board met 7 times in 2009. Each director attended at least 75% of Board or Directors and applicable committee meetings during 2009.

Recognizing that director attendance at our Annual Meeting can provide our stockholders with an opportunity to communicate with the Board of Directors about issues affecting us, we actively encourage our directors to attend the Annual Meeting of Stockholders. All of our directors, except Elias Sabo, attended the 2009 Annual Meeting of Stockholders.

Our Corporate Governance Policy provides that independent directors will meet in regularly scheduled executive sessions to be held at such times as determined by the Chairman of the Board of Directors or by the presiding independent director. During 2009, our independent directors held 7 executive sessions.

Stockholder Communications with the Board

Our Board of Directors maintains a process for stockholders and interested parties to communicate with the Board of Directors. Stockholders may write to the Board of Directors c/o Corporate Secretary, COMSYS IT Partners, Inc., 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027. Communications addressed to individual Board of Directors members and clearly marked as stockholder communications will be forwarded by the Corporate Secretary unopened to the individual addresses. Any communications addressed to the Board of Directors and clearly marked as stockholder communications will be forwarded by the Corporate Secretary unopened to the Governance and Nominating Committee.

Report of the Audit Committee

The Audit Committee is responsible for providing independent, objective oversight for the integrity of our financial reporting process and internal control system. Other primary responsibilities of the Audit Committee include the review, oversight and appraisal of the qualifications, independence and audit performance of our independent registered public accounting firm and providing an open venue for communication among the independent registered public accounting firm, financial and senior management, our internal auditors and our Board of Directors. A more detailed description of the responsibilities of the Audit Committee is set forth in its written charter, which is posted on our website at www.comsys.com. The following report summarizes certain of the Audit Committee’s activities with respect to its responsibilities during 2009.

Review with Management and Independent Registered Public Accounting Firm.  The Audit Committee has reviewed and discussed with management and Ernst & Young LLP, our independent registered public accounting firm for 2009, our audited consolidated financial statements for the year ended January 3, 2010.

Controls and Procedures.  Management has established and maintains a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and includes controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in those reports is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure. As of January 3, 2010, management conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Audit Committee discussed with management, internal audit and Ernst & Young LLP the quality and adequacy of our disclosure controls and procedures.

Management has also established and maintains a system of internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation under the framework in Internal Control — Integrated Framework, management concluded that our internal control over financial reporting was effective as of January 3, 2010, as discussed in more detail in Management’s Report on Internal Control Over Financial Reporting, which was included in our Annual Report on Form 10-K for the year ended January 3, 2010, filed with the SEC on March 2, 2010. The effectiveness of our internal control over financial reporting as of January 3, 2010, has been audited by Ernst & Young LLP, as stated in its attestation report, which was included in our Annual Report on Form 10-K for the year ended January 3, 2010, filed with the SEC on March 2, 2010. The Audit Committee reviewed and discussed with management, internal audit and Ernst & Young LLP our system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Discussions with Independent Registered Public Accounting Firm.  The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board concerning independence, and has discussed with that firm its independence from us.

Recommendation to the Board of Directors.  Based on its review and the discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended January 3, 2010, filed with the SEC on March 2, 2010.

THE AUDIT COMMITTEE

Robert Z. Hensley, Chairman
Robert Fotsch
Victor E. Mandel

Compensation Committee Interlocks and Insider Participation

No current member of our Compensation Committee has ever been an officer or employee of ours. None of our executive officers serves, or has served during the past fiscal year, as a member of the Board of Directors or compensation committee of any other company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Report of the Compensation Committee

The Compensation Committee of our Board of Directors has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for 2009, the Information Statement to the Schedule 14D-9 filed in connection with the pending acquisition by Manpower Inc. and, to the extent applicable, our 2010 proxy statement. This report is provided by the following independent directors, who comprise the Compensation Committee:

THE COMPENSATION COMMITTEE

Frederick W. Eubank II, Chairman
Courtney R. McCarthy
Robert Z. Hensley

RISK ANALYSIS OF COMPENSATION PROGRAMS

We have reviewed our compensation policies and practices for all employees and concluded that any risks arising from our policies and practices are not reasonably likely to have a material adverse effect on us.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors is charged with administering our executive compensation programs. The Compensation Committee evaluates the performance and, based on such evaluation, sets the compensation of our Chief Executive Officer and other executive officers and administers our equity compensation plans.

Executive Compensation Policy

The objectives of our executive compensation programs are to:

•	Attract, retain and motivate key executive personnel who possess the skills and qualities to perform successfully in the IT staffing and consulting industries and achieve our objective of maximizing stockholder value;

•	Closely align the interests of our executives with those of our stockholders;

•	Provide a total compensation opportunity that is competitive with our market for executive talent; and

•	Align our executives’ compensation to our operating performance with performance-based compensation that will provide actual compensation above the market median when we deliver strong financial performance and below the market median when performance is not strong.

While we compete for talent with companies across all industries and sectors, we primarily focus on professional services companies in the IT staffing and consulting and temporary staffing industries. More specifically, we look at companies that provide temporary staffing services for professional staff and IT staff augmentation and consulting services. While we often compete for talent outside this market, these companies define our market for compensation purposes. The Compensation Committee reviews data from these companies, along with other data as it deems appropriate, to determine market compensation levels from time to time and also routinely seeks advice from outside compensation consultants.

Compensation Benchmarking

The Compensation Committee has the sole authority to hire and fire outside compensation consultants and engaged Mercer Human Resources Consulting (“Mercer”) in early 2007 to update an earlier executive compensation survey performed in 2004. Mercer compared our executive compensation program with the compensation programs at a 14-company peer group consisting of AMN Healthcare Services Inc.; CDI Corp.; Ciber Inc.; Comforce Corp.; Cross Country Healthcare Inc.; Hudson Highland Group Inc.; Keane Inc.; Kforce Inc.; Medical Staffing Network Holdings; MPS Group Inc.; On Assignment Inc.; Resources Connection Inc.; Spherion Corp.; and Westaff Inc. to ensure that our total compensation programs for our executive officers were competitive in attracting and retaining exceptional executive talent. This peer group was selected by Mercer and consists of publicly traded, professional services and/or temporary staffing companies, which focus on highly skilled or professional staff. As of the survey date, these 14 companies had 12-month sales ranging from $350 million to $1.4 billion and gross profit margins greater than 15%. We ranked within the group at 9th and 7th for sales and gross profit margin, respectively, based on our 2006 audited financial statements. According to this updated survey:

•	The base salaries for our named executives, in the aggregate, were generally aligned with the market median and ranged from 7% below the median for our Chief Executive Officer to 17% above the median for our Senior Vice President of Corporate Development;

•	The short-term incentive targets for the executives, on average, were also aligned with the market median and ranged from 17% below the median for our Chief Executive Officer to 15% above the median for our Senior Vice President of Corporate Development; and

•	The total target cash compensation for the executives was generally aligned with the market median and ranged from 3% below the median for our Chief Executive Officer to 31% above the median for our Senior Vice President of Corporate Development.

In its analysis of this data, the Compensation Committee determined that our Senior Vice President of Corporate Development has responsibilities in addition to those performed by persons holding similar positions at the peer group companies surveyed and that such additional responsibilities warranted above-median compensation. The survey also observed that the long-term incentive awards made to our executive officers in the past had been irregular, and Mercer suggested that the Compensation Committee consider a transition towards a more structured annual grant approach in which long-term incentive awards are made annually to each executive in amounts equal to a percentage of each executive’s base salary.

The Compensation Committee considered the 2007 survey results in the development of our executive compensation programs for 2007, 2008 and 2009.

The Compensation Committee engaged Mercer in late 2009 to update its 2007 survey and provide recommendations for fiscal 2010 and future executive compensation. Mercer compared our executive compensation program to a 13-company peer group that was similar to the 2007 peer group consisting of Robert Half, Volt, MPS Group, Spherion, Ciber, CDI, Kforce, Resources Connection, Comforce, On Assignment, Computer Task Group, Analysts International and RCM Technologies. The 2009 peer group was selected by Mercer and consisted of publicly traded, professional services and/or temporary staffing companies, which focus on highly skilled or professional staff. In establishing the peer group, Mercer reviewed the 2007 peer group and made changes as appropriate, including removing acquired companies and healthcare staffing companies. As of the survey date, the 13 companies had 12-month sales ranging from $100 million to $3.7 billion. We ranked 8th within the group based on sales. The 2009 survey was considered by the Compensation Committee in determining the January 2010 executive restricted stock grants, the vesting requirements of the January 2010 executive restricted stock grant and the February 2010 modifications to executive severance. The 2009 survey was intended to be used in setting 2010 executive salaries, but salary adjustments have not been implemented for 2010 due to the impending transaction with Manpower.

The Compensation Committee uses the peer group information from Mercer and other publicly available information as a point of reference to assess whether the compensation for each executive officer is above or below the market median and within a reasonably competitive range. The Compensation Committee does not, however, rely exclusively on compensation studies or peer group information for setting executive compensation. In making decisions about executive compensation, the Compensation Committee relies primarily on its general experience and subjective considerations of various factors, including individual and corporate performance, our strategic corporate goals and Mercer’s recommendations and peer group studies.

Executive Officer Changes

There were no changes to our executive officers during 2009.

Role of Executive Officers in Determining Executive Compensation

The Chief Executive Officer evaluates the overall performance of our other executive officers and, with assistance from our Human Resource Department, makes recommendations for compensation adjustments to the

Compensation Committee. In 2009, Mr. Enterline proposed, and the Compensation Committee approved, that no adjustments should be made to the executives’ base salaries. See “Compensation Components” below for additional information.

Compensation Components

The Compensation Committee primarily uses a combination of base salary, short-term incentive and long-term incentive programs to compensate our executive officers. Each element aligns the interests of our executive officers with the interests of our stockholders by focusing on both our short-term and long-term performance.

Base Salaries.  We are committed to retaining talented executives capable of diverse responsibilities and, as a result, believe base salaries for executives should be maintained at rates at or slightly ahead of market rates. The Compensation Committee assesses base salaries for each position, based on the value of the individual’s experience, performance and/or specific skill set, in the ordinary course of business, but generally not less than once each year at or around the time that our annual budget is approved. Other than market adjustments that may be required from time to time, the Compensation Committee believes annual merit percentage increases for executives, if any, should generally not exceed, in any year, the average merit increase percentage earned by our non-executives. The base salaries received by our Chief Executive Officer and other named executive officers in 2009 are specified in the Summary Compensation Table. None of the named executive officers received a material increase in base salary for 2009.

Short-Term Incentives.  The Compensation Committee believes that a short-term incentive based on our annual operating performance is an important part of a competitive compensation package for the executives and establishes Adjusted EBITDA goals each year when the annual operating budget is finalized. Adjusted EBITDA is a non-GAAP financial measure that consists of earnings before interest expense, taxes, depreciation and amortization and excludes stock-based compensation and other adjustments the Compensation Committee believes are not indicative of current operating performance. The Compensation Committee believes Adjusted EBITDA is a relevant indicator of management performance and the operating environment and a relevant basis for providing short-term incentives to management. Short-term incentives are paid to the executives following the issuance of our annual earnings release for the prior fiscal year.

Our Adjusted EBITDA target drives the annual incentive plan for the executives, and short-term incentives are determined at the end of each year based on our performance against that year’s target. The Compensation Committee retains the discretion to make adjustments to Adjusted EBITDA for determining achievement of performance against the annual target and typically only makes adjustments for the impact of strategic transactions or other unanticipated events that were not contemplated in the annual budget process. During 2009 the Compensation Committee included adjustments for stock-based compensation and restructuring charges in its calculation of Adjusted EBITDA. For 2009, the Compensation Committee established a threshold Adjusted EBITDA goal of $17.4 million, a target Adjusted EBITDA goal of $19.3 million, and a maximum Adjusted EBITDA goal of $23.2 million. The goals were reduced from the prior year goals due to general economic conditions and uncertainty in early 2009 when the goals were established. Because the goals were reduced, however, the Compensation Committee also determined to reduce each named executive officer’s threshold, target and maximum cash award opportunities by 50% from the prior year. The following table reflects the threshold, target and maximum award opportunities for each of the named executive officers for 2009, expressed as a percentage of base salary.

	% of Base Pay	% of Base Pay	% of Base Pay
Position	Earned at Threshold	Earned at Target	Earned at Maximum

Chief Executive Officer	19%	38%	75%
Chief Accounting Officer	13%	25%	50%
Chief Operating Officer	15%	30%	60%
General Counsel	13%	25%	50%
Senior Vice President — Corporate Development	13%	25%	50%

Due to management performance and an increase in business activity, we exceeded our maximum Adjusted EBITDA goal for 2009 of $23.2 million, and, as a result, the following annual incentive plan payments were made to our named executive officers in the first quarter of 2010: Larry L. Enterline, $375,000; Amy Bobbitt, $125,000; Michael H. Barker, $210,000; David L. Kerr, $145,844; and Ken R. Bramlett, Jr., $138,362. The short-term incentives earned by our Chief Executive Officer and other named executive officers in 2009 are specified in the Summary Compensation Table.

Discretionary Annual Bonuses.  The Compensation Committee has the authority to award discretionary annual cash or share bonuses to our executive officers based on individual and company performance. We believe these bonuses are an important tool in motivating and rewarding the performance of our executive officers. Performance-based cash incentive compensation is expected to be paid to our executive officers based on individual and/or overall performance standards. The Compensation Committee awarded Larry L. Enterline a 2009 discretionary bonus that was paid in the first quarter of 2010 of $100,000. This was awarded for Mr. Enterline’s leadership and management during the economic downturn.

Long-Term Incentives.  The Compensation Committee also believes that a substantial portion of each executive’s annual total compensation should be a long-term incentive, both to align the interests of each executive with those or our stockholders and also to provide a retention incentive. The Compensation Committee has approved stock option and restricted stock awards to our executive officers in the past under our equity incentive plans. It is our goal to issue the executives equity grants in January of each year in order to align the executive grants with the grants to non-executives. The 2009 executive grants were approved and issued in January 2009 as discussed below.

For our Chief Executive Officer and other named executive officers, the Compensation Committee has developed target ranges for long-term incentives as percentages of each executive’s base salary. Fluctuations in our stock price may affect the number of shares granted to the executives as part of these plans. Additionally, the value of each executive’s equity award is based on a target value, calculated as a percentage of base salary. In order to determine the total amount of shares to be granted, the target value is divided by the average closing price of our trading stock for the fourth quarter.

Prior to 2007, and except for the shares awarded to certain of the executive officers under the Old COMSYS 2004 Management Incentive Plan, stock option and restricted stock awards have historically time-vested and become exercisable at the rate of 33 1/3% annually on each of the three successive anniversary dates following the grant date. Beginning in 2007, as a result of the Mercer report recommendations, a percentage of each of the executive grants has had a performance-vesting component. The Compensation Committee stated its objective to increase the performance-vesting component as a percent of each award such that by 2009 all of such awards to the executive officers would vest solely based on performance vesting criteria. In 2007, 50% of the shares granted to the executives were performance-vesting shares. In 2008, 75% of the shares granted to the executives were performance-vesting shares. In 2009, 100% of the shares granted to executives were performance-vesting shares. The updated Mercer study in 2009 indicated that long term incentives based solely on performance vesting criteria were not the normal practice among our peer group, and thus, starting in 2010, 50% of the restricted shares granted to executives are subject to performance-vesting.

Although in the past we awarded primarily stock options as part of our long-term compensation program, since 2006 restricted stock awards have become the primary equity component of our long-term compensation strategy. We have not issued stock options since January 2006. We may continue offering restricted stock awards and stock options in the future. The Compensation Committee may also decide to issue other forms of stock-based awards for our named executive officers and other eligible participants under our equity incentive plans in effect at that time.

Effective January 2, 2009 and utilizing the performance and valuation criteria above, the Compensation Committee approved equity grants to five executive officers, including our Chief Executive Officer. 100% of these shares will performance-vest at the end of the three-year period based on our earnings per share (“EPS”) growth as compared against the BMO Staffing Stock Index during the three-year period. The performance shares will fully vest if our EPS growth is in the top 25% of the index. The performance shares will vest 50% or 25% if our EPS growth is in the second 25% or third 25% of the index, respectively. No shares will vest if our EPS growth is in the bottom 25% of the index. The vesting percentages will be prorated within individual tiers, except that no shares will vest for EPS growth in the bottom tier. The value of the performance shares awarded was reduced in 2009 as compared to 2008 and 2007 due to a limited number of shares available under our 2004 Stock Incentive Plan at the time of the grants. See the “2009 Grants of Plan Based Awards” table below for the number of restricted shares granted to each named executive officer. In the contemplated Merger transaction, executive unvested shares will vest upon completion of the transaction.

Effective January 4, 2010, the Compensation Committee approved the following restricted stock grants under the Company’s 2004 Stock Incentive Plan, which was amended in 2009 to increase the number of shares available under the Plan: Mr. Enterline — 100,000 shares; Mr. Barker — 60,000 shares; Mr. Kerr — 35,000 shares; Mr. Bramlett — 35,000 shares; and Ms. Bobbitt — 27,500 shares. As discussed above, half of these shares will vest in equal annual installments and the remaining shares will performance vest over three years based on specific goals to be set by the Compensation Committee. The value of the 2010 restricted stock grants were increased by he Compensation Committee from historical levels based on recommendations from Mercer and to restore the value of the reduced 2009 grants caused by the share constraints under the 2004 Stock Incentive Plan at the time of the 2009 awards.

Employment Agreements and Other Perquisites.  We are parties to employment agreements with each of our executive officers. The employment agreements cover base salary, annual incentive programs, perquisites, non-compete and non-solicitation covenants and change of control benefits. The Compensation Committee believes that employment agreements are critical to the attraction and retention of executive officers in a competitive market while protecting our business operations. For a detailed description of the employment agreements with our executive officers, please see “Employment Agreements and Potential Payments Upon Termination or Change of Control” below.

We entered into amended and restated employment agreements with each of our five named executive officers effective January 1, 2009. The 2009 employment agreements did not make substantive amendments to the employment terms for any of the executive officers; rather, they contained revisions primarily designed to bring these agreements into compliance with the provisions of Section 409A of the Internal Revenue Code.

On February 1, 2010, the Compensation Committee approved two changes to the severance provisions for Larry L. Enterline, Amy Bobbitt, Ken R. Bramlett, Jr., and David L. Kerr, in light of their performance during fiscal 2009 and the expectations of them in the first half of fiscal 2010. Michael H. Barker was excluded from the changes to the severance provisions as it is anticipated that he will remain an employee after the Merger. First, the Compensation Committee fixed the severance bonus portion of each executive’s cash severance at their fiscal 2009 bonus amount, rather than the average of their 2008 and 2009 bonuses as specified in their employment agreements. This was due to a 50% reduction in the 2008 bonuses due to deteriorating general economic conditions and not management performance. The Compensation Committee believes the 2009 bonuses are more indicative of ongoing operations. As a result, the severance bonus amounts are expected to be: $375,000 for Enterline; $125,000 for Bobbitt; $138,362 for Bramlett; and, $145,844 for Kerr. In addition, the Committee pegged the 2010 pro rata bonus for each executive at the following specified amounts: $200,000 for Enterline; $68,000 for Bobbitt; $75,000 for Bramlett; and, $78,000 for Kerr. The pro-rata bonuses took into consideration the projected 2010 salary increases recommended by Mercer for Bobbitt, Bramlett and Kerr and a discretionary bonus for assistance from management in the pending merger. In the aggregate, these changes total approximately $400,000 over what these same amounts would have been expected to be had no changes been approved.

The Compensation Committee recognizes the necessity of a sound and continual management team. Additionally, the Compensation Committee understands the potential for a change of control of us and the possible uncertainty and questions that may arise among the executive officers, which may result in distraction or departure. As a result, all of our executive officer employment agreements contain change of control provisions, which encourage retention of the executive officers during a potential transaction. The terms of change of control provisions and potential payments to our Chief Executive Officer and other named executive officers upon termination or following a change of control event are described under the headings “Employment Agreements and Potential Payments upon Termination or Change of Control” below.

The Compensation Committee believes that executives should have modest perquisites and our executives’ perquisites generally are limited to monthly car allowances and the reimbursement of club dues. The Compensation Committee reviews employment agreements and perquisites annually in the ordinary course of business.

Broad-based Employee Benefits.  Our executive officers have the opportunity to participate in company-wide benefit programs that are generally available to all of our employees, such as:

•	healthcare plans, which include medical, vision, dental and behavioral health programs, as well as wellness and preventive care benefits;

•	life and disability plans, which include group life insurance, accidental disability and dismemberment and short-term and long-term disability programs;

•	a 401(k) plan; and

•	balanced-life plans, which include adoption-assistance programs, personal-leave programs to care for ill spouse or dependents and mass-transit and parking programs.

Tax Implications of Executive Compensation Policy

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its Chief Executive Officer and the four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. While we do not design our compensation programs solely for tax purposes, the Compensation Committee does strive to design our plans to be tax efficient where possible and where the design does not add an additional layer of complexity to the plans or their administration. Notwithstanding the foregoing, base salaries and other non-performance based compensation as defined in Section 162(m) in excess of $1.0 million paid to these executive officers in any year would not qualify for deductibility under Section 162(m).

Accounting Implications of Executive Compensation Policy

We are required to recognize compensation expense of all stock-based awards pursuant to the principles set forth in FASB ASC Topic 718. Non-vested shares are deemed issued and outstanding from a legal perspective; however, under U.S. generally accepted accounting principles (“GAAP”), basic net income (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income available to common stockholders is calculated using the two-class method, which is an earnings allocation method for computing earnings per share when an entity’s capital structure includes common stock and participating securities. The two-class method determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. The application of the two-class method is required since our unvested restricted stock and warrants contain participation features. Also, under GAAP, non-vested shares are included in diluted shares outstanding when the effect is dilutive.

Securities Trading Policy

We have an insider trading policy that covers our directors and all employees, including our named executive officers, and restricts certain employees from trading in our securities during certain specified earnings release periods or when they are in possession of material non-public information. In addition, executive officers may not engage in any transaction in which they may profit from short-term swings in our securities. These transactions include “short sales,” “put” and “call” options and any other derivatives or hedging transactions in our securities.

SUMMARY COMPENSATION TABLE

The following table provides information concerning total compensation earned during 2009, 2008, and 2007 for our Chief Executive Officer, our principal financial officer and our three other most highly paid executive officers. Our Compensation Committee has the sole authority to hire and fire outside compensation consultants.

						Non-Equity
				Stock	Option	Incentive Plan	All Other
	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(1)	($)(2)	($)(3)	($)

Larry L. Enterline,	2009	$500,000	$100,000	$207,400	$—	$375,000	$24,001	$1,206,401
Chief Executive Officer	2008	$500,000	$—	$873,059	$—	$187,500	$24,037	$1,584,596
and Director	2007	$500,000	$—	$1,257,850	$—	$562,500	$26,160	$2,346,510
Amy Bobbitt, Senior Vice	2009	$250,000	$—	$54,900	$—	$125,000	$5,432	$435,332
President and Chief	2008	$248,812	$—	$165,885	$—	$62,500	$4,800	$481,997
Accounting Officer (principal	2007	$219,604	$15,050	$30,315	$—	$92,450	$—	$357,419
financial officer)
David L. Kerr, Senior	2009	$291,687	$—	$73,200	$—	$145,844	$21,319	$532,050
Vice President —	2008	$291,687	$—	$253,181	$—	$72,922	$22,394	$640,184
Corporate Development	2007	$288,439	$—	$551,265	$—	$218,765	$16,254	$1,074,723
Michael H. Barker,	2009	$350,000	$—	$122,000	$—	$210,000	$21,608	$703,608
Executive Vice President	2008	$350,000	$—	$502,009	$—	$105,000	$22,553	$979,562
and Chief Operating Officer	2007	$339,183	$—	$1,607,602	$—	$315,000	$22,500	$2,284,285
Ken R. Bramlett, Jr., Senior	2009	$276,723	$—	$73,200	$—	$138,362	$18,240	$506,525
Vice President, General	2008	$276,723	$—	$253,181	$—	$69,181	$18,000	$617,085
Counsel and Corporate	2007	$273,642	$—	$308,745	$—	$207,542	$17,760	$807,689
Secretary

(1)	Included in the “Stock Awards” and “Option Awards” columns are the aggregate grant date fair values of restricted stock awards and option awards made in 2009, 2008 and 2007. The grant date fair values of the awards were computed in accordance with FASB ASC Topic 718. The grant date fair values of performance-based awards were computed based on the highest level of achievement based on our expectations as of the grant dates regarding the probable outcome of the awards.

For a discussion of the assumptions used in calculating the grant date fair values for 2010, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 9 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended January 3, 2010.

(2)	The “Non-Equity Incentive Plan Compensation” column reflects bonuses payable under our annual incentive plan. Bonus amounts include bonuses earned in the fiscal year specified in the table and exclude bonuses paid in such year, but earned in the preceding year. See “Compensation Discussion & Analysis — Compensation Components — Short-Term Incentives” above.

(3)	The value of perquisites and other personal benefits is provided in this column and below in this note even if the amount is less than the reporting threshold established by the SEC:

	Fiscal	Auto	Country Club	Insurance	401(k)
Name and Principal Position	Year	Allowance	Dues	Premiums(4)	Match	Total

Larry L. Enterline	2009	$12,000	$9,657	$—	$2,344	$24,001
	2008	$12,000	$8,587	$—	$3,450	$24,037
	2007	$12,000	$10,785	$—	$3,375	$26,160
Amy Bobbitt	2009	$4,800	$632	$—	$—	$5,432
	2008	$4,800	$—	$—	$—	$4,800
	2007	$—	$—	$—	$—	$—
David L. Kerr	2009	$12,000	$6,949	$—	$2,370	$21,319
	2008	$12,000	$6,944	$—	$3,450	$22,394
	2007	$6,500	$6,495	$—	$3,259	$16,254
Michael H. Barker	2009	$12,000	$6,060	$442	$3,106	$21,608
	2008	$12,000	$6,185	$918	$3,450	$22,553
	2007	$12,000	$5,700	$1,425	$3,375	$22,500
Ken R. Bramlett, Jr.	2009	$12,000	$6,240	$—	$—	$18,240
	2008	$12,000	$6,000	$—	$—	$18,000
	2007	$12,000	$5,760	$—	$—	$17,760

(4)	Reflects company-paid insurance premiums for group term life insurance, long-term disability and/or short-term disability coverage. These insurance programs were discontinued after the COMSYS/Venturi merger, but all participants in these programs at that time were grandfathered under the terms of the programs until their employment with us is terminated.

2009 GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning grants of plan-based awards during 2009.

								All Other
								Stock
		Estimated Possible Payouts			Estimated Possible Payouts			Awards:	Grant Date
		Under Non-Equity Incentive			Under Equity Incentive			Number of	Fair Value of
		Plan Awards(2)			Plan Awards(1)			Shares of	Stock and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or Units	Option Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	($)(3)

Larry L. Enterline	1/2/2009				21,250	85,000	85,000		$207,400
	2/13/2009	$93,750	$187,500	$375,000
Amy Bobbitt	1/2/2009				5,625	22,500	22,500		$54,900
	2/13/2009	$31,250	$62,500	$125,000
David L. Kerr	1/2/2009				7,500	30,000	30,000		$73,200
	2/13/2009	$36,461	$72,922	$145,844
Michael H. Barker	1/2/2009				12,500	50,000	50,000		$122,000
	2/13/2009	$52,500	$105,000	$210,000
Ken R. Bramlett, Jr.	1/2/2009				7,500	30,000	30,000		$73,200
	2/13/2009	$34,590	$69,181	$138,362

(1)	Share amounts reflect restricted stock shares issued under the Amended and Restated 2004 Stock Incentive Plan. The shares will vest on January 2, 2012, based on our earnings per share (“EPS”) growth as against the BMO Staffing Stock Index during the three-year period. The performance shares will fully vest if our EPS growth is in the top 25% of the index. The shares will vest 50% or 25% if our EPS growth is in the second 25% or third 25% of the index, respectively. No shares will vest if our EPS growth is in the bottom 25% of the index. The vesting percentages will be prorated within individual tiers, except that no shares will vest for EPS growth in the bottom tier.

(2)	Amounts reflect potential payments under the COMSYS Annual Incentive Plan for 2009 as originally approved in February 2009. Threshold, Target and Maximum amounts are defined in the executives’ respective employment agreements or are as otherwise established by mutual agreement between the Compensation

Committee and the executives. See “Employment Arrangements; Potential Payments Upon Termination or Change of Control.”

(3)	Amounts reflect the grant date fair values of the restricted stock awards computed in accordance with FASB ASC Topic 718. The grant date fair values of the performance-based awards were computed based on the highest level of achievement based on our estimate of the probable outcome of the awards as of the grant date.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

The following table provides information on the holdings of stock option and restricted stock awards by the named executives as of January 3, 2010. This table includes unexercised and unvested option awards and unvested restricted stock awards. Each option grant is shown separately for each executive. The vesting schedule for each unvested grant is shown in footnote 1 following this table. The market value of the stock awards is based on the closing market price of our common stock as of December 31, 2009, which was $8.89. The market value as of January 3, 2010, shown below assumes the satisfaction of all applicable vesting criteria.

	Option Awards					Share Awards
		Equity						Equity	Equity Incentive
		Incentive						Incentive	Plan Awards:
		Plan Awards:				Number of	Market	Plan Awards:	Market or
	Number of	Number of				Shares or	Value of	Number of	Payout Value of
	Securities	Securities				Units of	Shares or	Unearned	Earned Shares,
	Underlying	Underlying	Option			Stock That	Units of	Shares, Units	Units or Other
	Unexercised	Unexercised	Exercise	Option		Have Not	Stock That	or Other Rights	Rights That
	Options (#)	Unearned	Price	Expiration		Vested	Have Not	That Have Not	Have Not
Name	Exercisable	Options (#)(1)	($)	Date		(#)(1)	Vested ($)	Vested (#)(1)	Vested ($)

Larry L. Enterline						19,961	$177,453	161,075	$1,431,957
	160,000		$7.8025	4/14/2013	(2,3)
	70,000		$11.7025	4/14/2013	(2,3)
	6,000		$8.5500	10/1/2014
Amy Bobbitt						2,551	$22,678	31,729	$282,071
David L. Kerr						5,380	$47,828	50,836	$451,932
Michael H. Barker						11,623	$103,328	94,181	$837,269
	10,000		$7.8025	4/14/2013	(3)
	30,000		$11.7025	4/14/2013	(3)
	97,226		$8.5500	10/1/2014	(4)
Ken R. Bramlett, Jr.						5,380	$47,828	50,836	$451,932
	48,000		$7.8025	4/14/2013	(3,5)
	16,000		$11.7025	4/14/2013	(3,5)
	66,000		$11.0500	1/3/2016

(1)	The following table shows the vesting schedule for the unvested stock options and unvested restricted stock grants.

Name	Option Awards	Stock Awards	Grant Date	Vesting Date

Larry L. Enterline		36,667	6/1/2007	6/1/2010	(6)
		5,397	1/2/2008	1/2/2010
		53,972	1/2/2008	1/2/2011	(7)
		85,000	1/2/2009	1/2/2012	(8)
Amy Bobbitt		500	1/2/2007	1/4/2010
		1,025	1/2/2008	1/4/2010
		10,255	1/2/2008	1/2/2011	(7)
		22,500	1/2/2009	1/2/2012	(8)
David L. Kerr		9,000	6/1/2007	6/1/2010	(6)
		1,565	1/2/2008	1/4/2010
		15,651	1/2/2008	1/2/2011	(7)
		30,000	1/2/2009	1/2/2012	(8)
Michael H. Barker		21,667	6/1/2007	6/1/2010	(6)
		3,103	1/2/2008	1/4/2010
		31,034	1/2/2008	1/2/2011	(7)
		50,000	1/2/2009	1/2/2012	(8)
Ken R. Bramlett, Jr.		9,000	6/1/2007	6/1/2010	(6)
		1,565	1/2/2008	1/4/2010
		15,651	1/2/2008	1/2/2011	(7)
		30,000	1/2/2009	1/2/2012	(8)

(2)	This date represents the latest possible expiration date. As set forth in the terms of Mr. Enterline’s Separation Agreement with Venturi dated September 1, 2004, certain events could accelerate the expiration of these options.

(3)	Amounts shown have been adjusted to reflect the effect of the 1-for-25 reverse stock split completed August 5, 2003. Portions of these grants were issued at greater-than-market-value exercise prices at the completion of Venturi’s financial restructuring on April 14, 2003.

(4)	In connection with the revisions approved to the annual incentive plan for 2008, the portion of these equity awards held by Mr. Barker that was subject to 2008 performance vesting criteria was reduced by approximately 25%, and the performance criteria for the remainder of the award was realigned to match the New Adjusted EBITDA Target for the final six months of 2008. We met the New Adjusted EBITDA Target and as a result 50% of the performance-based portions of these equity awards were vested.

(5)	On February 9, 2007, the Compensation Committee amended the expiration date of these options. When these options were granted to Mr. Bramlett in 2003, prior to the COMSYS/Venturi merger, they were scheduled to expire in 2013. The expiration date for these options was shortened in 2004 when Mr. Bramlett left us following the COMSYS/Venturi merger. Mr. Bramlett re-joined us in January 2006, and the Compensation Committee’s action restored the expiration date for these options to the original scheduled date.

(6)	Of these restricted share amounts, one-quarter (25%) will vest on June 1, 2010. The remaining three-quarters (75%) will vest on June 1, 2010, based on our EPS growth as against the BMO Staffing Stock Index during the three-year period beginning on the grant date. The shares will fully vest if our EPS growth is in the top 25% of the index. The shares will vest 50% or 25% if our EPS growth is in the second 25% or third 25% of the index, respectively. No shares will vest if our EPS growth is in the bottom 25% of the index. The vesting percentages will be prorated within individual tiers, except that no shares will vest for EPS growth in the bottom tier.

(7)	Of these restricted share amounts, approximately ten percent (10%) will vest on January 2, 2011. The remaining ninety percent (90%) will vest on January 2, 2011, based on our EPS growth as against the BMO Staffing Stock Index during the three-year period beginning on the grant date. The shares will fully vest if our EPS growth is in the top 25% of the index. The shares will vest 50% or 25% if our EPS growth is in the second 25% or third 25% of the index, respectively. No shares will vest if our EPS growth is in the bottom 25% of the index. The vesting percentages will be prorated within individual tiers, except that no shares will vest for EPS growth in the bottom tier.

(8)	These shares will vest on January 2, 2012, based on our earnings per share (“EPS”) growth as against the BMO Staffing Stock Index during the three-year period. The performance shares will fully vest if our EPS growth is in the top 25% of the index. The shares will vest 50% or 25% if our EPS growth is in the second 25% or third 25% of the index, respectively. No shares will vest if our EPS growth is in the bottom 25% of the index. The vesting percentages will be prorated within individual tiers, except that no shares will vest for EPS growth in the bottom tier.

2009 OPTION EXERCISES AND STOCK VESTED

The following table provides certain information for the named executive officers on stock option exercises during 2009, including the number of shares acquired upon exercise and the value realized, and the number of shares acquired upon the vesting of restricted stock awards.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on	Value Realized on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)	(#)	($)(1)

Larry L. Enterline	—	$—	97,898	$266,277
Amy Bobbitt	—	$—	4,859	$22,421
David L. Kerr	—	$—	35,782	$192,157
Michael H. Barker	—	$—	12,687	$46,025
Ken R. Bramlett, Jr.	—	$—	3,816	$16,038

(1)	Values represent fair market value of stock at the date of vesting.

EMPLOYMENT AGREEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

We are parties to employment agreements with each of our executive officers. Each agreement is substantially identical in form and is subject to automatic extensions for a one-year period at the end of the term of each such agreement, unless the agreement is terminated in accordance with its terms. The employment agreements cover base salary, annual incentive programs, perquisites, non-compete and non-solicitation covenants and change of control benefits.

On February 1, 2010, the Compensation Committee of the Board approved two changes to the severance provisions for Larry L. Enterline, Amy Bobbitt, Ken R. Bramlett, Jr., and David L. Kerr, in light of their performance during fiscal 2009 and the expectations of them in the first half of fiscal 2010. Michael H. Barker was excluded from the changes to the severance provisions as it is anticipated he will remain an employee after the Merger. First, the Compensation Committee fixed the severance bonus portion of each executive’s cash severance at their fiscal 2009 bonus amount, rather than the average of their 2008 and 2009 bonuses as specified in their employment agreements. This was due to a 50% reduction in the 2008 bonuses due to deteriorating general economic conditions and not management performance. The Compensation Committee believes the 2009 bonuses are more indicative of ongoing operations. As a result, the severance bonus amounts are expected to be: $375,000 for Enterline; $125,000 for Bobbitt; $138,362 for Bramlett; and, $145,844 for Kerr. In addition, the Compensation Committee pegged the 2010 pro rata bonus for each executive at the following specified amounts: $200,000 for Enterline; $68,000 for Bobbitt; $75,000 for Bramlett; and, $78,000 for Kerr. The pro-rata bonuses took into consideration the projected 2010 salary increases recommended by Mercer for Bobbitt, Bramlett and Kerr and a discretionary bonus for assistance from management in the transaction. In the aggregate, these changes total approximately $400,000 over what these same amounts would have been expected to be had no changes been approved.

Compensation and Benefits Payable Under the Employment Agreements

Base Salary.  The base salary is set for each executive in their respective employment agreements. The base salary may be adjusted from time to time as determined by the Compensation Committee. See the Summary Compensation Table above for the base salary information for each of our named executive officers.

Annual Incentive Plan.  Under the terms of the employment agreements, each executive is eligible to participate in our annual incentive plan. Under the incentive plan, each executive is eligible for an annual bonus, stated as a percentage of base salary, referred to as the bonus target, based upon the achievement of an annual Adjusted EBITDA target established each year by the Compensation Committee. Except as otherwise approved in any year, the standard percentage bonuses range as follows:

	% of Base Pay	% of Base Pay
Position	Earned at EBITDA Target	Earned at Maximum

Chief Executive Officer	75%	150%
Chief Accounting Officer	50%	100%
Chief Operating Officer	60%	120%
General Counsel	50%	100%
Senior Vice President — Corporate Development	50%	100%

Except as otherwise approved in any year, each 1% incremental increase over the established Adjusted EBITDA target for each year will result in an additional 10% incremental increase in the bonus payable for the year. No incentive is provided unless a minimum of 90% of the Adjusted EBITDA target is achieved and no additional bonus potential will be earned for any Adjusted EBITDA above 110% of the target. These amounts are subject to annual review by the Compensation Committee. For 2009, the Compensation Committee made certain revisions to the annual incentive plan as described above under “Compensation Discussion and Analysis — Short-Term Incentives.”

Additional Benefits.  Under the terms of the employment agreements, each executive is eligible to receive benefits consistent with all our employees, such as: medical benefits and paid time off. See “Compensation Discussion & Analysis — Compensation Components — Broad-based Employee Benefits” for additional information.

Benefits Payable Upon Termination Without a Change of Control

In the event we do not renew the executive officer’s employment agreement, he is terminated other than for cause, he resigns for good reason, or his employment is terminated due to death or disability, the following benefits are payable under the terms of the employment agreements:

Severance.  Severance equal to 150% of the executive officer’s base compensation except for Mr. Enterline, whose employment agreement provides for fixed severance of $750,000.

Annual Incentive Plan.  Each executive officer would be entitled to receive a pro rata portion of his current-year bonus, such bonus to be made when the other annual bonus payments are made. In addition, the executive would receive an amount equal to the average annual bonus earned by the executive officer during each of the two years prior to his termination, payable in a lump sum or, in certain circumstances, over a 24-month period.

Insurance and Benefits.  Each executive officer would be entitled to receive continued insurance and benefits for a 42-month period following such a termination.

Benefits Payable With a Change of Control

As defined in the employment agreements, a “Change of Control” of us means: (1) the consummation of a Merger Transaction if (a) we are not the surviving entity or (b) as a result of the Merger Transaction, 50% or less of the combined voting power of the then-outstanding securities of the other party to the Merger Transaction, immediately after the date of Change of Control, are held in the aggregate by the holders of Voting Stock immediately prior to the date of Change of Control; (2) the consummation of a Sale Transaction; (3) any Person, other than Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the outstanding Voting Stock; (4) our stockholders approve our dissolution; and (5) during any period of twenty-four (24) consecutive months, the replacement of a majority of the members of the Board who were members of the Board at the beginning of such period, and such new members shall not have been (a) nominated or appointed to the Board pursuant to the terms of an agreement with us, (b) nominated for election or selected as a director by a duly constituted nominating committee (or a subcommittee thereof) of the Board or (c) approved by a vote of at least a majority of the members of the Board then still in office who either were members of the Board at the beginning of such period or whose election as a member of the Board was so previously approved.

If the executive officer is terminated for any reason other than for cause, or resigns for good reason, during the two-year period following a change of control of us, the benefits set forth above under “Benefits Payable Upon Termination Without a Change of Control,” as well as the following additional benefits, are payable under the terms of the employment agreements:

Special Severance Payment.  Each executive officer would also be entitled to receive a special severance payment equal to 50% of the executive officer’s base compensation except for Mr. Enterline, whose employment agreement provides for fixed special severance of $250,000.

Acceleration of Equity Award Vesting.  All vesting restrictions related to equity awards previously made to the executive officer will lapse and all such awards shall become fully vested without any requirement for further action on the executive officer’s part.

Gross-Up Payment.  In the event it shall be determined that any payment or distribution to or for the benefit of the executive officer upon a change of control would be subject to the excise tax imposed by Section 280G of the Internal Revenue Code or any interest or penalties with respect to such excise tax, then each executive officer will be entitled to receive an additional payment (“gross-up payment”), in an amount such that after payment by the executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any excise tax imposed upon the gross-up payment, the executive retains an amount of the gross-up payment equal to the excise tax imposed upon the payments.

Estimated Payments in the Event of Termination without Cause, Resignation for Good Reason, Termination due to Death or Disability and Change of Control

The following table shows the amounts that would have been payable to each of the named executive officers assuming a termination as described in the executives’ employment agreements. The table assumes that the relevant triggering event occurred on January 3, 2010 (the “Termination Date”).

					Additional Payments upon Termination
					without
	Termination without Cause, Resignation for Good				Cause or Resignation for Good Reason within
	Reason, Disability or Death				Two Years of a Change of Control
					Special		Tax	Pro Rata	Total Change
	Severance	Bonus	Insurance		Severance	Stock-Based	Gross-Up	2009	of Control
Executive	Payments(1)	Payments(2)	Benefits(3)	Total	Payment(4)	Compensation(5)	Payment(6)	Bonus(7)	Payments

Larry L. Enterline	$750,000	$281,250	$13,249	$1,044,499	$250,000	$1,609,410	$1,109,293	$375,000	$4,388,203
Amy Bobbitt	$375,000	$93,750	$17,695	$486,445	$125,000	$304,749	$371,975	$125,000	$1,413,169
Michael H. Barker	$525,000	$157,500	$38,989	$721,489	$175,000	$940,598	$747,694	$210,000	$2,794,781
Ken R. Bramlett, Jr.	$415,085	$103,771	$36,942	$555,797	$138,362	$499,760	$519,355	$138,362	$1,851,636
David L. Kerr	$437,531	$109,383	$37,146	$584,060	$145,844	$499,760	$451,286	$145,844	$1,826,794

(1)	Amounts are equal to 1.5 times the highest base salary in effect during the 12 months immediately prior to the Termination Date, except for Mr. Enterline, whose agreement provides for fixed severance of $750,000.

(2)	Amounts are equal to 1 times the average annual bonus earned by the executive under our annual incentive plan for the two years ending prior to the Termination Date.

(3)	Amounts are equal to the present value of 42 months of continued insurance and benefits at rates in effect during 2009.

(4)	Amounts are equal to 0.5 times the highest base salary in effect during the 12 months immediately prior to the Termination Date, except for Mr. Enterline, whose agreement provides for fixed special severance of $250,000.

(5)	Amounts are based on the value realized from accelerated vesting and exercise of restricted stock and options as of the last day of the fiscal year at $8.89 per share. See “Compensation Tables — Outstanding Equity Awards at 2009 Fiscal Year End” for more detail on executive holdings.

(6)	Amounts assume a combined federal and state income and Medicare tax rate of 38.2% for Mr. Enterline, 36.7% for Mr. Kerr, 40.6% for Ms. Bobbitt, 40.7% for Mr. Barker and 43.5% for Mr. Bramlett.

(7)	Amounts are equal to bonuses earned under our annual incentive plan for fiscal 2009.

Per SEC rules, the amounts shown in the above table reflect estimated payments assuming a termination or change of control on January 3, 2010. If the Offer and Merger with Manpower are successful, we anticipate the actual change of control payments to each of the named executives will be different from the amounts disclosed above. The following table reflects our estimated change of control payments in connection with the Offer and pending Merger with Manpower:

					Additional Payments upon Termination
					without Cause or Resignation for Good
					Reason within Two Years of a Change of
	Termination without Cause, Resignation for				Control
	Good Reason, Disability or Death				Special		Tax	Pro Rata	Total Change
	Severance	Bonus	Insurance		Severance	Stock-Based	Gross-Up	2010	of Control
Executive	Payments(8)	Payments(9)	Benefits(10)	Total	Payment(11)	Compensation(12)	Payment(13)	Bonus(14)	Payments

Larry L. Enterline	$750,000	$375,000	$13,249	$1,138,249	$250,000	$4,865,028	$2,459,548	$200,000	$8,912,825
Amy Bobbitt	$375,000	$125,000	$17,695	$517,695	$125,000	$1,063,483	$764,866	$68,000	$2,539,044
Michael H. Barker				$—		$2,871,673	$1,160,637		$4,032,310
Ken R. Bramlett, Jr.	$415,085	$138,362	$36,942	$590,388	$138,362	$1,582,340	$1,071,207	$75,000	$3,457,297
David L. Kerr	$437,531	$145,844	$37,146	$620,521	$145,844	$1,582,340	$920,739	$78,000	$3,347,443

(8)	Amounts are equal to 1.5 times the highest base salary in effect during the 12 months immediately prior to the Termination Date, except for Mr. Enterline, whose agreement provides for fixed severance of $750,000.

(9)	Amounts are equal to each executive’s 2009 bonus per the change to severance bonus approved February 1, 2010 by the Compensation Committee.

(10)	Amounts are equal to the present value of 42 months of continued insurance and benefits at rates in effect during 2009.

(11)	Amounts are equal to 0.5 times the highest base salary in effect during the 12 months immediately prior to the Termination Date, except for Mr. Enterline, whose agreement provides for fixed special severance of $250,000.

(12)	Amounts are based on the value realized from accelerated vesting and exercise of restricted stock and options as of March 1, 2010 at $17.65 per share.

(13)	Amounts estimated based on possible tax consequences of benefits to be paid, where estimates project fair market value of vesting stock-based compensation at $17.65 per share and do not yet take into account mitigating factors that could materially reduce these amounts when actual tax liability is finally calculated.

(14)	Amounts are equal to the pro rata bonus earned under our annual incentive plan as approved by the Compensation Committee on February 1, 2010.

Differences between the estimates as of January 3, 2010 and the estimated payments to be made in connection with the Offer and Merger with Manpower are primarily due to the following:

•	Increase in amounts realized from stock based compensation due to the increase in share value from $8.89 at the last day of the fiscal year to $17.65 per the Offer;

•	257,500 restricted shares granted in January 2010 that would vest upon completion of the Offer;

•	Modifications to severance payments approved on February 1, 2010 by the Compensation Committee of the Board; and

•	Estimated tax gross-up calculations based on the share price in the Offer.

DIRECTOR COMPENSATION

The following table provides certain information with respect to the 2009 compensation of our directors who served in such capacity during the year. The 2009 compensation of those directors who are also our named executive officers is disclosed in the Summary Compensation Table above.

	Fees Earned
	or Paid in			All Other
	Cash	Stock Awards	Option Awards	Compensation	Total
Name	($)	($)(1)	($)	($)	($)

Frederick W. Eubank II(2)	$—	$—	$—	$—	$—
Robert Fotsch	$49,000	$14,040	$—	$—	$63,040
Robert Z. Hensley	$68,000	$14,040	$—	$—	$82,040
Victor E. Mandel	$48,000	$14,040	$—	$—	$62,040
Courtney R. McCarthy(2)	$—	$—	$—	$—	$—
Elias J. Sabo(2)	$—	$—	$—	$—	$—

(1)	This column reflects the grant date fair value for restricted stock grants made during 2009. All grants to non-employee members of the Board of Directors are fully vested at the time of grant; therefore, the full fair value of the grant is recognized on the grant date.

(2)	Directors who are employed by us or our principal stockholders receive no additional compensation for serving on our Board of Directors. Therefore, Mr. Eubank, Ms. McCarthy and Mr. Sabo were not eligible for payments during 2009.

We refer to our directors who are neither employed by us nor by our principal stockholders as outside directors. Compensation for our outside directors consists of equity and cash as described below. Our outside directors as of the date of this statement are Robert Fotsch, Robert Z. Hensley and Victor E. Mandel.

Equity Compensation

Our outside directors typically receive an initial grant of 5,000 shares of our common stock when they join our Board, and each of the existing directors received an annual grant of 3,000 shares of our common stock during 2009. All of our director share grants are 100% vested on the grant date.

Cash Compensation

We also pay our outside directors an annual retainer of $25,000, plus meeting fees of $2,000 per meeting of the Board of Directors attended in person and $1,000 per meeting attended by telephone or other electronic means. All directors are also entitled to reimbursement of expenses. Outside directors serving in specified committee positions also receive the following additional annual retainers:

Chairman of the Audit Committee	$15,000
Chairman of the Compensation Committee	$7,500
Audit Committee Member	$5,000

Each committee member receives $2,000 for each meeting of a committee of the Board of Directors attended in person and $1,000 for each committee meeting attended by telephone or other electronic means.

Our outside director fees are payable in cash or, at the election of each director, which is made on an annual basis, in shares of stock determined by the current market price of the stock at the time of each payment.

Determining Director Compensation

The Board of Directors makes all decisions regarding the compensation of the Board of Directors. The Chief Executive Officer makes periodic recommendations regarding director compensation based on his subjective judgment and review of available survey data, and the Board of Directors may exercise its discretion in modifying or approving any adjustments or awards to the directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions

Review and Approval of Related Person Transactions

Our Board of Directors recognizes that related person transactions present a heightened risk of conflicts of interest and therefore has adopted a written policy to be followed in connection with all related persons transactions involving us. This policy is reviewed periodically and updated as needed. In accordance with this policy, we review all relationships and transactions in which we and our directors, director nominees and executive officers or their immediate family members, as well as holders of more than 5% of any class of our voting securities and their family members, have a direct or indirect material interest. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from these directors, director nominees, executive officers and stockholders with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related person are disclosed in our proxy statement. In addition, the Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Person Transactions

Mr. Elias J. Sabo, a member of our Board of Directors, also serves on the board of directors of The Compass Group, the parent company of Venturi Staffing Partners (“VSP”), a former Venturi subsidiary. VSP provides commercial staffing services to us and our clients in the normal course of business. During 2009, we and our clients purchased approximately $3.8 million of staffing services from VSP for services provided to our vendor management clients. At January 3, 2010, we had no amounts payable to VSP.

Frederick W. Eubank II and Courtney R. McCarthy, members of our Board of Directors, are employees of Wachovia Investors, Inc., our largest stockholder and a subsidiary of Wells Fargo & Company (“Wells Fargo”). We and our wholly-owned subsidiary, Plum Rhino, provide commercial staffing services to Wells Fargo in the normal course of its business. During the year ended January 3, 2010, we recorded revenue of approximately $3.6 million related to Wells Fargo’s purchase of staffing services. At January 3, 2010, we had approximately $0.2 million in accounts receivable from Wells Fargo.

Registration Rights Agreements

In connection with the COMSYS/Venturi merger, we filed a “shelf” registration statement with the SEC pursuant to a registration rights agreement we had with a number of our large stockholders. This shelf registration statement, which was declared effective by the SEC on July 20, 2005, was filed on Form S-3 and generally permits delayed or continuous offerings of all of our common stock issued to stockholders in the COMSYS/Venturi merger. Under the registration rights agreement, which we amended as of April 1, 2005, our obligation to keep this registration statement effective has expired, but we have elected to keep it effective for the convenience of the affected stockholders for the maximum period of time permitted by applicable rules and regulations.

Under this registration rights agreement, the stockholders are entitled to an unlimited number of additional shelf registrations, except that we are not obligated to effect any shelf registration within 120 days after the effective date of a previous registration statement (other than registrations on Form S-4 for exchange offers and Form S-8 for employee benefit plans, or forms for similar purposes).

In addition, under the registration rights agreement, Wachovia Investors, Inc. and any of its permitted transferees are entitled to demand a total of three registrations, and another group of institutional stockholders of Old COMSYS (and their permitted transferees) are entitled to demand one registration.

If we receive a request for a demand registration and our Board of Directors determines that it would be in our best interest to have an underwritten primary registration of our securities, we may satisfy the demand registration by having a primary registration of our common stock for our own account, so long as we offer the stockholders party to the registration rights agreement “piggyback” rights to join in our registration.

We are obligated to pay all expenses incurred in connection with registrations pursued under the terms of the registration rights agreement, whether or not these registrations are completed. The selling stockholders are obligated to pay all underwriting discounts and commissions with respect to the shares they are selling for their own accounts. Under the registration rights agreement, we also agreed to indemnify the stockholders and their affiliated and controlling parties for violations of federal and state securities laws and regulations, including material misstatements and omissions in the offering documents with respect to any registration, except with respect to any information furnished in writing to us by a stockholder expressly for use in the registration statement or any holder’s failure to deliver a prospectus timely supplied by us that corrected a previous material misstatement or omission. In the event indemnification is unavailable to a party, or insufficient to hold the party harmless, we have further agreed to contribute to the losses incurred by the party.

Also in connection with the COMSYS/Venturi merger, we made conforming amendments to our existing registration rights agreement with the holders of our common stock and warrants received in connection with our April 2003 restructuring, as further amended effective April 1, 2005. Under this agreement, we were obligated to register approximately 5,785,000 shares of our common stock. The holders of such registration rights also participated in our shelf registration that was declared effective by the SEC on July 20, 2005.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and to furnish us with copies of the forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations of our officers and directors, all Section 16(a) reports for 2009 applicable to our officers and directors and such other persons were filed on a timely basis, except one late Form 4 filing each for Mr. Kerr and Mr. Barker, each covering one transaction that occurred in 2009, and one late Form 5 filing for Mr. Barker covering one transaction that occurred in 2008.

ANNEX II

Investment Banking

February 1, 2010

Board of Directors
COMSYS IT Partners, Inc.
4400 Post Oak Parkway Suite 1800
Houston, TX 77027

Members of the Board of Directors:

COMSYS IT Partners, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Manpower Inc. (the “Parent”) and a wholly owned subsidiary of Parent (the “Buyer”). Pursuant to the Agreement, (i) the Buyer will commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock of the Company (“Company Common Stock”) at a price of $17.65 per share, which will include either (A) 50% cash and 50% common stock of the Parent (“Parent Common Stock”), on an aggregate basis, or (B) 100% cash, if the Buyer so elects (the “All-Cash Election”), in either case, with a fixed value exchange (the “Consideration”), and (ii) following consummation of the Offer, the Company shall merge with and into the Parent or a wholly owned subsidiary of the Parent (the “Merger,” and, together with the Offer, the “Transaction”).

In connection with your consideration of the Transaction, you have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Parent and its affiliates) of the Consideration to be received by such holders, in the aggregate, in the Transaction. Pursuant to your request, we have only considered the fairness of the Consideration payable to the holders of Company Common Stock (other than the Parent and its affiliates) in the Transaction, from a financial point of view, to such holders on an aggregate basis. We have not been requested to analyze, and we have not analyzed, the fairness from a financial point of view of the cash and common stock components of the Consideration separately, and we express no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Consideration to be received by the holders of Company Common Stock.

As part of our investment banking business, we are engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In conducting our investigation and analyses and in arriving at our opinion herein, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including the Company’s financial forecasts provided to Baird by the Company’s management team and the Parent’s financial forecasts discussed with Baird by the Parent’s management team (together, the “Forecasts”), concerning the business and operations of the Company and the Parent, respectively, and contemplated strategic, operating and cost benefits (the “Synergies”) associated with the Transaction furnished to us for purposes of our analysis; (ii) reviewed publicly available information including, but not limited to, the Company’s and the Parent’s recent filings with the Securities and Exchange Commission and equity analyst research reports covering the Company and the Parent prepared by various investment banking firms including our firm; (iii) reviewed the draft Agreement dated January 31, 2010; (iv) compared the financial position and operating results of the Company and the Parent with those of other publicly traded companies we deemed relevant and considered the market trading multiples of such companies;

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(v) compared the historical market prices and trading activity of Company Common Stock and Parent Common Stock with those of other publicly traded companies we deemed relevant; (vi) compared the proposed financial terms of the Transaction with the financial terms of other business combinations we deemed relevant; (vii) considered the present value of the forecasted cash flows of the Company; and (viii) reviewed certain potential pro forma financial effects of the Transaction. We have held discussions with members of the Company’s and the Parent’s respective senior managements concerning the Company’s and the Parent’s historical and current financial condition and operating results, as well as the future prospects of the Company and the Parent, respectively. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company or the Parent. We have not independently verified any information supplied to us by the Company or the Parent regarding the Transaction or the parties thereto that formed a substantial basis for our opinion. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information or the estimates or judgments on which they are based, and we have assumed that neither the Company nor the Parent is aware of any information prepared by it or its advisors that might be material to our opinion that has not been provided to us. We have assumed that: (i) all material assets and liabilities (contingent, derivative, off-balance sheet or otherwise, known or unknown) of the Company or the Parent are as set forth in their respective financial statements; (ii) the financial statements of the Company and the Parent provided to us present fairly the results of operations, cash flows and financial condition of the Company and the Parent, respectively, for the periods and as of the dates indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the senior management of the Company and the Parent as to the future performance of the Company and the Parent, respectively, and we have relied upon such Forecasts, without independent verification, in the preparation of this opinion; (iv) the Synergies will be realized in the amounts and at the times currently contemplated by the senior management of the Company; (v) the Transaction will be consummated in accordance with the terms and conditions of the draft Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to our analysis, the representations and warranties contained in the draft Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it thereunder; and (vii) all material corporate, governmental, regulatory or other consents and approvals required to consummate the Transaction have been or will be obtained without the need for any divestitures. We have relied as to all legal and tax matters regarding the Transaction on the advice of counsel of the Company. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or the Parent nor have we made a physical inspection of the properties or facilities of the Company or the Parent. In each case, we have made the assumptions above and otherwise acted as described above with your consent. In reaching our conclusions hereunder, we did not perform a discounted cash flow analysis of the Parent because neither the Forecasts of the Parent nor the estimates in publicly available equity analyst research reports for the Parent extend over a sufficiently long period of time.

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes that may occur, or information that may become available, after the date hereof. Furthermore, we express no opinion as to the price or trading range at which any of the Company’s or the Parent’s securities (including Company Common Stock and Parent Common Stock) will trade following the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion has been prepared at the request and for the information of the Board of Directors of the Company (the “Board”), and may not be relied upon, used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 and any proxy statement or information statement to be provided to the Company’s stockholders in connection with the Transaction, and, if so required in connection therewith, filed with the Securities and Exchange Commission. Any reference to us or our opinion in the Schedule 14D-9 (or any other publicly available document), however, shall be

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subject to our prior review and approval (not to be unreasonably withheld). This opinion does not address the relative merits of: (i) the Transaction, the draft Agreement or any other agreements or other matters provided for or contemplated by the draft Agreement; (ii) any other transactions that may be or might have been available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Board. This opinion does not constitute a recommendation to any stockholder of the Company as to whether any stockholder of the Company should tender shares of Company Common Stock in any tender offer.

Baird acted as financial advisor to the Company in connection with the Transaction and will receive a fee (the “Transaction Fee”) for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion, which fee is not contingent upon the conclusion reached in this opinion or upon consummation of the Transaction, but is fully creditable against the Transaction Fee (if paid). In addition, the Company has agreed to reimburse our expenses and to indemnify us against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Transaction. In the past, we have provided investment banking and financial advisory services to the Company and the Parent for which we received our customary compensation. No material relationship between the Company, the Parent, the Buyer or any other party to the Transaction is mutually understood to be contemplated in which any compensation is intended to be received.

We are a full service securities firm. As such, in the ordinary course of our business, we may from time to time trade the securities of the Company and/or the Parent for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Our firm may also prepare equity analyst research reports from time to time regarding the Company or the Parent.

Our opinion was approved by a fairness committee, a majority of the members of which were not involved in providing financial advisory services on our behalf to the Company in connection with the Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Parent and its affiliates), taken in the aggregate, in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/  Robert W. Baird & Co. Incorporated
ROBERT W. BAIRD & CO. INCORPORATED

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